UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AKOUOS, INC.

(Name of Subject Company)

AKOUOS, INC.

(Name of Persons Filing Statement)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00973J 101

(CUSIP Number of Class of Securities)

Emmanuel Simons, Ph.D., M.B.A.

President and Chief Executive Officer

Akouos, Inc.

645 Summer Street

Suite 200

Boston, Massachusetts 02210

(857) 410-1818

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rosemary G. Reilly, Esq. Joseph Conahan, Esq. Andrew Bonnes, Esq. Molly Fox, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000	Karoline K. Shair, Ph.D., J.D. Chief Legal Officer Akouos, Inc. 645 Summer Street Suite 200 Boston, Massachusetts 02210 (857) 410-1818

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex A Opinion of Centerview Partners LLC	Annex A

i

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is Akouos, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 645 Summer Street, Suite 200, Boston, Massachusetts 02210, and the telephone number of its principal executive offices is (857) 410-1818. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) to “Akouos,” the “Company,” “we,” “us,” and “our” refer to Akouos, Inc. and its wholly-owned subsidiary, Akouos Securities Corporation, a Massachusetts corporation.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”). As of October 23, 2022, there were 36,935,938 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Kearny Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding Shares in exchange for (a) $12.50 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (b) one non-tradable contingent value right (each, a “CVR” and collectively, the “CVRs”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent (the “Rights Agent”) selected by Parent and reasonably acceptable to the Company (the Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 31, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

A holder of a CVR will be entitled to receive the following cash payments, without interest and less any applicable tax withholding (the “Milestone Payments”) if the following milestones (the “Milestones”) are achieved:

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the fifth human participant being administered with AK-OTOF (as defined below in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements”) in a Phase 1 clinical trial or Phase 1/2 clinical trial globally (the “AK-OTOF Phase 1 Milestone”), if the AK-OTOF Phase 1 Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on January 1, 2025 and (ii) the termination of the CVR Agreement;

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the fifth human participant being administered with a Second Program Product (as defined below in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements”) in a Phase 1

clinical trial or Phase 1/2 clinical trial globally (the “Second Program Phase 1 Milestone”), if the Second Program Phase 1 Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on January 1, 2027 and (ii) the termination of the CVR Agreement; and

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the earlier to occur of (i) the occurrence of the first human participant being administered with a Registration Study Product (as defined below in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements”) in a Phase 3 clinical trial globally and (ii) the receipt of approval of a biologics licensing application by the U.S. Food and Drug Administration for the Registration Study Product (the “Registration Study Milestone” and, together with the AK-OTOF Phase 1 Milestone and the Second Program Phase 1 Milestone, the “Milestones” and each, a “Milestone”), if the Registration Study Milestone is achieved (a) at or prior to 11:59 p.m., Eastern Time, on December 31, 2026 and (b) before the termination of the CVR Agreement; if the Registration Study Milestone is not achieved at or prior to 11:59 p.m., Eastern Time, on December 31, 2026, such payment will be reduced by 1/24th (or approximately 4.2 cents) and will thereafter be reduced by 1/24th (or approximately 4.2 cents) per calendar month until 12:00 a.m., Eastern Time, on December 1, 2028 (at which point the CVR will expire and no amounts will be payable thereunder).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated October 17, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Parent (the “Merger”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed jointly by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 31, 2022. The Offer to Purchase and the form of Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9. The Offer will expire at the Expiration Time. The term “Expiration Time” means one minute past 11:59 p.m., Eastern Time, on November 29, 2022, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which case the term “Expiration Time” means such subsequent time on such subsequent date. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered (and not validly withdrawn) pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may not accept for payment any tendered Shares if, at the then-scheduled Expiration Time, any of the following conditions (collectively, the “Offer Conditions”) exist:

(i)

the Minimum Tender Condition has not been satisfied. The “Minimum Tender Condition” means that there will have been validly tendered in the Offer and not validly withdrawn prior to the Expiration Time that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly-owned subsidiaries), would represent a majority of the Shares outstanding as of the consummation of the Offer;

(ii)

the Antitrust Condition has not been satisfied. The “Antitrust Condition” means that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) in respect of the Transactions (as defined below), and any agreement with a governmental authority not to consummate or to delay consummation of the Transactions, has expired or been terminated;

(iii)

the Legal Restraint Condition has not been satisfied. The “Legal Restraint Condition” means that no court of competent jurisdiction or other governmental body has issued an order, decree, or ruling, enacted any law or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger;

(iv)

(A) the representations and warranties of the Company set forth in the Merger Agreement (other than the representations and warranties set forth in Section 4.1 (Organization and Corporate Power; Subsidiary), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (Capital Stock), Section 4.8(a) (Absence of Company Material Adverse Effect), Section 4.20 (Brokerage), Section 4.22 (Opinion) and Section 4.23 (No Vote Required) of the Merger Agreement) and that (x) are not made as of a specific date are not true and correct as of the Expiration Time, as though made on and as of the Expiration Time and (y) are made as of a specific date are not true as of such date, in each case, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” (as defined in the Merger Agreement) has not had a Company Material Adverse Effect, (B) the representation set forth in Section 4.8(a) (Absence of Company Material Adverse Effect) is not true in all respects, as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time, (C) the representations set forth in Section 4.1 (Organization and Corporate Power; Subsidiary), Section 4.2 (Authorization; Valid and Binding Agreement), Section 4.3 (other than Section 4.3(a), (b) or (e)) (Capital Stock), Section 4.20 (Brokerage), Section 4.22 (Opinion) and Section 4.23 (No Vote Required)) are not true and correct in all respects, except for immaterial inaccuracies, as of the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, except for immaterial inaccuracies, as of such earlier date), or (D) the representations and warranties set forth in Section 4.3(a), (b) and (e) (Capital Stock) are not true and correct in all respects, except for any de minimis inaccuracies, as of the Expiration Time as though made on and as of such date and time (clauses (A) through (D), collectively, the “Representations Condition”);

(v)

the Company has breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Merger Agreement on or before such time as Purchaser accepts for purchase and pays for the Shares tendered in the Offer after the Expiration Time;

(vi)	since the date of the Merger Agreement, there has occurred any change, event, occurrence or effect that has had a Company Material Adverse Effect;

(vii)

Parent has failed to receive from the Company a certificate, dated as of the date on which the Offer expires and signed by a senior executive officer of the Company, certifying to the effect that the conditions set forth in paragraphs (iv), (v) and (vi) immediately above have been satisfied as of immediately prior to the expiration of the Offer; or

(viii)	the Merger Agreement has been terminated pursuant to its terms.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions, Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly as practicable after the scheduled Expiration Time (which will be the next business day after the Expiration Time absent extenuating circumstances and, in any event, will not be more than three business days after the Expiration Time) (the date and time of acceptance for payment, the “Acceptance Time”). Purchaser will promptly (and in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) after the Acceptance Time pay, or cause the paying agent for the Offer to pay, for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Company or owned by the Company, or owned by Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent or Purchaser or (ii) Shares that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”)), including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Company Equity Plan (as defined below, and such Shares, “Company Restricted Stock”), will be converted into the right to receive the Offer Price, from Purchaser (the “Merger Consideration”), less any applicable tax withholding.

The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Merger Agreement and the Transactions are qualified in their entirety by the more detailed description contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Parent and Purchaser are located at Lilly Corporate Center, Indianapolis, IN 46285.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth or incorporated by reference in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Certain of the Company’s executive officers and directors may be deemed to have interests in the Merger Agreement and the Transactions contemplated thereby that may be different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Merger Agreement and the Transactions contemplated thereby.

Treatment of Shares, Company Stock Options and Company Restricted Stock in Connection with the Offer and Merger

Certain executive officers and directors of the Company hold (i) outstanding shares of Common Stock (including Company Restricted Stock) and (ii) Company Stock Options (as defined below) granted pursuant to a Company equity incentive plan, inducement award program or other similar plan, program or arrangement under which equity incentive awards are outstanding (a “Company Equity Plan”).

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares pursuant to the Offer, such individuals will be entitled to receive the same Offer Price per share of Common Stock on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that were not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time on the same terms and conditions as the other Company stockholders whose Shares are converted in the Merger.

Treatment of Company Stock Options

At the Effective Time, each stock option granted by the Company having an exercise price less than the Cash Consideration (each such option, a “Company Cash-Out Stock Option”) that is outstanding immediately prior to the Effective Time will automatically be cancelled, by virtue of the Merger and without any action on the part of any holder of any Company Cash-Out Stock Option, and each holder of such Company Cash-Out Stock Option will be entitled to receive (without interest) (x) an amount in cash (less any applicable tax withholdings) equal to the product of (A) the excess, if any, of the Cash Consideration over the applicable exercise price per share underlying such Company Cash-Out Stock Option multiplied by (B) the total number of Shares subject to such Company Cash-Out Stock Option and (y) one CVR for each Share subject to such Company Cash-Out Stock Option immediately prior to the Effective Time (without regard to vesting).

Effective as of five business days prior to the date on which the closing of the Merger occurs (the “Closing Date”), or such other date occurring prior to the Closing Date (but in no event fewer than two business days prior to the Closing Date) as may be determined by the Company Board in its reasonable discretion and in accordance with the terms of the Company Equity Plans (such date, the “Acceleration Date”), each then-outstanding and unexercised option to purchase shares of Common Stock granted under a Company Equity Plan having an exercise price equal to or greater than the Cash Consideration (each such option, a “Company Exercisable Pre-Close Stock Option” and, together with the Company Cash-Out Stock Options, the “Company Stock Options”) will vest in full and become exercisable up to and through the close of regular trading on the Nasdaq Global Select Market on the second business day following the Acceleration Date (such second business day, the “Last Exercise Date”) in accordance with the terms and conditions of such Company Exercisable Pre-Close Stock Option in effect on the date of the Merger Agreement, and such Company Exercisable Pre-Close Stock Options will terminate and be of no further force or effect as of immediately prior to the Effective Time if not exercised by the holder on or prior to the close of regular trading on the Last Exercise Date.

Treatment of Company Restricted Stock

Each Share of Company Restricted Stock that is outstanding immediately prior to the Effective Time will vest in full as of immediately prior to the Effective Time and will be treated in the same manner as all other Shares (as described above under the heading “Treatment of Shares”), subject to applicable tax withholding.

The following table sets forth (A) (i) the number of Shares beneficially owned as of October 23, 2022 by each of our executive officers and directors, excluding any Shares subject to issuance pursuant to outstanding Company Stock Options, and (ii) the aggregate Cash Consideration that would be payable for such Shares, (B) (i) the number of Shares subject to outstanding Company Cash-Out Stock Options held as of October 23, 2022 by each of our executive officers and directors and (ii) the approximate aggregate Cash Consideration that would be payable with respect to such Company Cash-Out Stock Options, (C) (i) the number of Shares of Company Restricted Stock owned as of October 23, 2022, by each of our executive officers and directors and (ii) the aggregate Cash Consideration that would be payable for such Company Restricted Stock, and (D) (i) the maximum aggregate contingent consideration that each of our executive officers and directors would be entitled to receive in respect of their Shares (including Shares of Company Restricted Stock) and Shares subject to Company Cash-Out Stock Options for the CVRs if each of the Milestones is achieved and (ii) the maximum contingent consideration that each of our executive officers and directors would be entitled to receive for the CVRs in exchange for his or her Company Exercisable Pre-Close Stock Options which have an exercise price equal to or greater than the Cash Consideration and less than $15.50 per Share if such Company Exercisable Pre-Close Stock Options are exercised following the Acceleration Date and on or before the Last Exercise Date and each of the Milestones is achieved. The table below assumes that no Company Exercisable Pre-Close Stock Options with an exercise price equal to or greater than $15.50 per Share will have been exercised prior to the Last Exercise Date and assumes no application of tax withholding. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

Name of Executive Officer or Director	Number of Shares	Cash Value of Shares (1)	Number of Shares Subject to Company Cash-Out Stock Options	Cash Consideration for Company Cash-Out Stock Options (2)	Number of Shares of Company Restricted Stock	Cash Value of Shares of Company Restricted Stock ($)(3)	Contingent Consideration for Shares of Common Stock, Company Restricted Stock and Company Cash-Out Stock Options (4)	Number of Shares Subject to Company Exercisable Pre-Close Stock Options (5)	Net Contingent Consideration for Company Exercisable Pre-Close Stock Options (4)(5)
Non-Employee Directors
Edward T. Mathers	—	—	16,000	$132,640	—	—	$48,000	16,000	$33,760
Kush Parmar, M.D., Ph.D.	—	—	16,000	$132,640	—	—	$48,000	16,000	$33,760
Heather Preston, M.D.	5,882	$73,525	16,000	$132,640	—	—	$65,646	16,000	$33,760
Saira Ramasastry	—	—	16,000	$132,640	—	—	$48,000	16,000	$33,760
Vicki Sato	—	—	55,030	$332,645	—	—	$165,090	16,000	$33,760
Arthur O. Tzianabos	24,386	$304,825	28,100	$194,645	2,544	$31,800	$165,090	16,000	$33,760
Executive Officers
Emmanuel Simons, Ph.D., M.B.A.	272,582	$3,407,275	1,407,340	$9,340,121	—	—	$5,039,766	—	—
Sachiyo Minegishi	—	—	150,000	$991,500	—	—	$450,000	—	—
Michael McKenna, M.D.	82,385	$1,029,813	242,232	$1,812,001	—	—	$973,851	—	—
Jennifer Wellman	12,338	$154,225	352,701	$2,563,762	—	—	$1,095,117	—	—

(1)	See “Treatment of Shares” above for additional information.
(2)	See “Treatment of Company Stock Options” above for additional information.
(3)	See “Treatment of Company Restricted Stock” above for additional information.
(4)

Amount payable in respect of CVRs, assuming that all three of the Milestones are achieved such that the aggregate payments under the CVR for each Share will be $3.00. As discussed herein, the CVR payments are conditioned on the achievement of the Milestones set forth in the CVR Agreement and such Milestones may or may not be achieved. In the case of Company Cash-Out Stock Options and Company Exercisable Pre-Close Stock Options, amounts are net of any applicable exercise price in excess of the Cash Consideration.

(5)

See “Treatment of Company Stock Options” above for additional information. The Company Exercisable Pre-Close Stock Options reported in the table above include only those options with an exercise price equal to or greater than $12.50 per Share and less than $15.50 per Share.

Treatment of the Company’s 2020 Employee Stock Purchase Plan

Pursuant to the Merger Agreement, the Company Board has adopted such resolutions and will take all actions with respect to the Company’s 2020 Employee Stock Purchase Plan (the “ESPP”) that are necessary to (i) provide that with respect to the Offering or Plan Period (each, as defined in the ESPP) in effect as of the date of the Merger Agreement, if any, no individual who was not a participant in the ESPP as of the date of the Merger Agreement may enroll in the ESPP with respect to such Offering or Plan Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date of the Merger Agreement for such Offering or Plan Period, (ii) suspend the commencement of any new Offering or Plan Period unless and until the Merger Agreement is terminated and (iii) terminate the ESPP as of, or prior to, the Effective Time.

Treatment of the Company Equity Plans

Pursuant to the Merger Agreement, the Company Board has adopted resolutions providing that each Company Equity Plan will be terminated effective as of the Effective Time.

Employment Agreements

The Company is party to employment agreements with each of the Company’s executive officers, which provide for severance benefits in the event the executive officer’s employment is terminated by the Company without cause or by the executive officer for good reason (as defined in the employment agreements) and with enhanced benefits if such termination occurs within 12 months following the consummation of a change in control. The Transactions will constitute a change in control for purposes of the executive officers’ employment agreements.

Pursuant to the employment agreements, in the event of a termination of the executive officer’s employment by the Company without cause or by the executive officer for good reason (not in connection with a change in control), the executive officer will be eligible to receive: (1) nine months of the executive officer’s base salary (12 months for Dr. Simons), payable in installments on the Company’s regular payroll dates; (2) up to nine months (12 months for Dr. Simons) of continued payment by the Company of the Company’s portion of the cost of his or her health and dental insurance premiums at the time of termination; and (3) for Dr. Simons, a pro rata amount of his target annual bonus for the year in which the termination occurs, payable in a lump sum, in all cases, subject to the executive officer’s execution of a separation and release of claims agreement in the form provided by the Company that includes, at a minimum, a release of all releasable claims, non-disparagement and cooperation obligations, a reaffirmation of the executive officer’s continuing obligations under his or her restrictive covenant agreements with the Company, and an agreement not to compete with the Company for 12 months following the executive officer’s separation from employment).

In the event of a termination of the executive officer’s employment by the Company without cause or by the executive officer for good reason within 12 months following a change in control (which will include the Transactions), in lieu of the foregoing severance, the executive officer will be eligible to receive: (1) 12 months of his or her base salary, payable in a lump sum; (2) his or her annual target bonus for the year in which termination occurs, payable in a lump sum; (3) up to 12 months of continued payment by the Company of the Company’s portion of the cost of his or her health and dental insurance premiums at the time of termination; and (4) accelerated vesting of all outstanding and unvested time-vested equity awards held by the executive officer immediately prior to termination, in all cases, subject to the executive officer’s execution of a separation and release of claims agreement in the form provided by the Company that includes, at a minimum, a release of all releasable claims, non-disparagement and cooperation obligations, a reaffirmation of the executive officer’s continuing obligations under his or her restrictive covenant agreements with the Company, and an agreement not to compete with the Company for 12 months following the executive officer’s separation from employment).

Under the executive officers’ employment agreements, in the event of a change in ownership or control of the Company (which will include the Transactions), the Company is not obligated to provide to the executive officer any portion of any compensatory payment (or benefit) he or she would otherwise be entitled to receive, to the extent necessary to eliminate any “excess parachute payments” (as defined in Section 280G(b)(1) of the Internal Revenue Code (the “Code”)) for the executive; provided, that such payments (or benefits) will not be reduced if the amount of the payments (or benefits) that would otherwise be eliminated exceeds 100% of the aggregate present value of the amount of any additional taxes that would be incurred by the executive officer if the eliminated payments were paid to the executive officer.

For further information with respect to each of the Company’s named executive officer’s employment agreements, see the information included in this Item 3 under the heading “Information Regarding Golden Parachute Compensation.” For Ms. Minegishi, the estimated amount of cash severance and the continued health, dental, vision and life insurance premiums under the employment agreement described above, assuming that the Offer and the Merger were consummated on November 29, 2022 and that the executive officer’s employment was terminated by the Company without cause or the executive officer resigned for good reason on the same day, is $623,600.

The foregoing summary of the employment agreements of executive officers does not purport to be complete and is qualified in its entirety by reference to the employment agreements, which are filed as Exhibits (e)(13), (e)(14) and (e)(15) to this Schedule 14D-9 and are incorporated herein by reference.

Director Compensation

Under the Company’s Amended and Restated Non-Employee Director Compensation Policy, effective as of January 1, 2022 (the “Director Compensation Policy”), each member of the Company Board who is not an employee of the Company is eligible to receive annual cash compensation for service on the Company Board and committees of the Company Board as follows: annual retainer for Company Board service (for each non-employee director other than the chairperson), $40,000; chairperson annual retainer, $65,000; audit committee member, $7,500; audit committee chairperson, $15,000; compensation committee member, $5,000; compensation committee chairperson, $10,000; nominating and corporate governance committee member, $4,000; and nominating and corporate governance committee chairperson, $8,000. In addition, under the Director Compensation Policy, each non-employee director is eligible to receive a Company Stock Option to purchase 32,000 Shares on his or her initial election or appointment to the Company Board and an annual grant of a Company Stock Option to purchase 16,000 Shares. The initial award will vest and become exercisable as to one-third of the Shares underlying such award at the end of each of the first, second, and third anniversaries of the date of grant, subject to the non-employee director’s continued service to the Company through each applicable vesting date. The annual award will vest and become exercisable in full upon the earlier of the one-year anniversary of the grant date or the first annual meeting of stockholders occurring after the grant date, subject to the non-employee director’s continued service to the Company through the applicable vesting date. In the event of a change in control, which will include the Transactions, all Shares subject to any then-outstanding and unvested Company Stock Options granted pursuant to the Director Compensation Policy will become fully vested immediately prior to the closing of such change in control.

Information Regarding Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers (“NEOs”) that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on November 29, 2022 and that each NEO’s employment was terminated by the Company without cause or the NEO resigned for good reason (as defined in each NEO’s employment agreement) on the same day. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculations in this table below do not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees. The calculations in the table do not include amounts that the NEOs were already entitled to receive, or were vested in, as of the date of this Schedule 14D-9. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances, vesting events or forfeitures that may occur prior to the Closing Date. Further, the amounts in the table below are not reduced by applicable tax withholding.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Emmanuel Simons, Ph.D., M.B.A.	890,010	6,436,344	23,077	7,349,431
Michael McKenna, M.D.	602,000	1,254,888	16,416	1,873,304
Jennifer Wellman	602,000	1,759,616	23,246	2,384,862

(1)

The amounts reported in this column represent cash severance amounts payable to the NEO pursuant to each NEO’s employment agreement, as described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Employment Agreements.” Cash severance is comprised of (i) for each of Drs. Simons and McKenna and Ms. Wellman, an amount equal to 12 months of his or her base salary as in effect on the date his or her employment terminates ($574,200, $430,000 and $430,000, respectively) and (ii) for each of Drs. Simons and McKenna and Ms. Wellman, 100% of his or her target bonus for the year his or her employment terminates ($315,810, $172,000 and $172,000 (corresponding to 55% of base salary for Dr. Simons and 40% of base salary for each of Dr. McKenna and Ms. Wellman), respectively). These amounts are “double trigger” payments.

(2)

The amounts reported in this column include the aggregate dollar value of the unvested Company Cash-Out Stock Options held by the NEOs as of November 29, 2022, all of which will be cancelled at the Effective Time and converted into a right to receive the consideration described above in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Treatment of Shares, Company Stock Options and Company Restricted Stock in Connection with the Offer and Merger.” The value of the unvested Company Cash-Out Stock Options is (i) the excess of the Offer Price of $12.50 per Share over the applicable exercise price of the Company Cash-Out Stock Option, multiplied by the number of Shares issuable upon exercise of such unvested Company Cash-Out Stock Option and (ii) the maximum potential value of each CVR being $3.00. These amounts are “single trigger” payments. The table assumes that no Company Exercisable Pre-Close Stock Option (i.e., Company Stock Options with an exercise price equal to or greater than the Cash Consideration) will have been exercised prior to their termination immediately prior to the closing of the Offer.

Name	Value of Unvested Company Cash-Out Stock Options ($)
Emmanuel Simons, Ph.D., M.B.A.	6,436,344
Michael McKenna, M.D.	1,254,888
Jennifer Wellman	1,759,616

(3)

The amounts reported in this column represent the additional benefits payable to the NEO pursuant to each NEO’s employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Employment Agreements.” These amounts represent estimates of the cost of the Company’s continued payment of the Company’s portion of the NEO’s health, dental, vision and life insurance premiums at the time of termination for 12 months for each of Drs. Simons and McKenna and Ms. Wellman ($23,077, $16,416, and $23,246, respectively), subject to the NEO’s timely election of COBRA. These amounts are “double trigger” payments.

Indemnification of Executive Officers and Directors

The Company’s Restated Certificate of Incorporation, as in effect on June 30, 2020 (the “Charter”), provides that the Company will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he or she is or was, or has agreed to become, the Company’s director or officer, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Company’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful.

The Charter also provides that the Company will indemnify any Indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in the Company’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, the Company’s director or officer, or is or was serving, or has agreed to serve, at the Company’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Company’s best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought determines that, despite such adjudication but in view of all of the circumstances, he or she is fairly and reasonably entitled to indemnification of such expenses (including attorney’s fees). Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Company against all expenses (including attorneys’ fees) actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If the Company does not assume the defense, expenses must be advanced to an Indemnitee under certain circumstances.

The Charter contains a provision that limits the liability of its current and former directors for monetary damages for breach of fiduciary duties as a director to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides, generally, that a company’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

The Company has also entered into indemnification agreements with all of its directors and executive officers. In general, these agreements provide that the Company will indemnify the directors or executive officers to the fullest extent permitted by law for claims arising in his or her capacity as a director or executive officer of the Company or in connection with his or her service at the Company’s request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or executive officer makes a claim for indemnification and establish certain presumptions that are favorable to the executive officer or director. The Company also maintains customary directors’ and officers’ liability insurance.

The Merger Agreement also provides that from and after the Effective Time, to the extent permitted by applicable law, Parent and Purchaser will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation from liabilities of present and former directors, officers and employees of the Company and its subsidiary than are currently provided in the Company’s Charter and bylaws, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six years from the Effective Time. Parent will cause the Surviving Corporation to indemnify each current (as of the Effective Time) or former director or officer of the Company and its subsidiary (together with each such person’s heirs, executor, administrators or affiliates) against all obligations and expenses incurred in connection with any proceeding arising out of the fact that the Indemnified Party (as defined in the Merger Agreement) is or was an officer, director, employee, affiliate, fiduciary, or agent of the Company, or of another entity if such service was at the request of the Company (whether asserted or claimed prior to, at, or after the Effective Time). The Company may, following good faith consultation with Parent and, if requested by Parent, utilizing Parent’s insurance broker, purchase a six-year “tail” prepaid policy (effective from the Effective Time) on the directors’ and officers’ liability insurance policies maintained at such time by the Company. However, the Surviving Corporation will not be required to pay an aggregate premium for such insurance policies in excess of 350% of the last annual premium paid by the Company for such coverage. Parent will cause such policy to be maintained in full force and effect for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate premium for such insurance policies in excess of 350% of the last annual premium paid by the Company for such coverage; however, if the aggregate premium of such insurance exceeds such amount, the Surviving Corporation will be obligated to obtain the maximum amount of coverage available for such amount. In addition, if the Surviving Corporation (or its successors or assigns) consolidates with or merges into any other entity or transfers all or a majority of its assets then proper provision will be made so that the successors or assigns of the Surviving Corporation assume these indemnification obligations.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Merger Agreement and the Form of Indemnification Agreement, which are filed as Exhibits (e)(7), (e)(1) and (e)(9) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Employment Agreements and Retention Arrangements Through and Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s executive officers or directors have entered into any agreements or arrangements with the Parent, the Company or their respective affiliates regarding continued service with the Parent, the Company or their respective affiliates after the Effective Time, it is possible that the Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Effect of the Merger Agreement on Employee Benefits

The Merger Agreement provides that for the 12 months following the Closing Date (or, if earlier, until the termination date of a Current Employee, as defined below), Parent will, and will cause the Surviving Corporation to, maintain for each individual employed by the Company or its subsidiary at the Effective Time (each, a “Current Employee”), to the extent they continue to be employed by Parent or the Surviving Corporation, (i) base compensation and a target annual cash incentive compensation opportunity at least as favorable, in the aggregate, as that provided to the Current Employee as of immediately prior to the Effective Time (with such base compensation and target annual cash incentive compensation opportunities to take into account any compensation adjustments permitted under the Merger Agreement or the Company’s disclosure schedules); provided that such Current Employee’s base compensation for the 12 months following the Closing Date will not be less than such Current Employee’s base compensation as of immediately prior to the Closing Date (taking into account any compensation adjustments permitted under the Merger Agreement or the Company’s disclosure schedules), (ii) benefits that are substantially comparable in the aggregate to those benefits maintained for and provided to the Current Employees (excluding cash incentive opportunities, severance, equity and equity-based awards and change in control-related payments or benefits) and in effect as of immediately prior to the Effective Time (or, to the extent a Current Employee becomes covered by an employee benefit plan or program of Parent (or one of its affiliates other than the Surviving Corporation) during such period, substantially comparable to those benefits maintained for and provided to similarly situated employees of Parent (or its relevant affiliate)) and (iii) severance benefits that are at least as favorable as the severance benefits set forth in the Company’s disclosure schedules, subject in the case of clause (iii) to such Current Employee’s execution of a general release of claims in favor of the Surviving Corporation, Parent and related persons in a customary form as provided by Parent.

Pursuant to the Merger Agreement, Parent will, and will cause the Surviving Corporation to, cause service rendered by Current Employees to the Company or its subsidiary prior to the Effective Time to be taken into account with respect to employee benefit plans of Parent and the Surviving Corporation which provide benefits for vacation, paid time-off, severance or 401(k) savings, for purposes of determining eligibility to participate, level of benefits and vesting, to the same extent and the same purpose as such service was taken into account under the corresponding Company Plans (as defined in the Merger Agreement) immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to (i) the extent that its application would result in a duplication of benefits or compensation with respect to the same period of service, (ii) any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population or (iii) to the extent such service would not be credited to similarly situated employees of Parent or its affiliates. Without limiting the generality of the foregoing, for the plan year in which the Effective Time occurs, Parent will, or will cause the Surviving Corporation to, use commercially reasonable efforts to waive for the Current Employees any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any health plan of Parent or the Surviving Corporation for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated immediately prior to the Effective Time. If requested by Parent, the Company shall, at least one day prior to the Effective Time, (i) terminate each Company Plan intended to be qualified under Section 401(a) of the Code (the “401(k) Plan”), (ii) cease all contributions to the 401(k) Plan for any compensation paid after such termination date and (iii) 100% vest all participants under the 401(k) Plan, with such termination, cessation, and vesting to be effective no later than the day preceding the Effective Time.

Section 16 Matters

Prior to the Acceptance Time, the Company Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition by Company directors and officers of Shares (including Shares of Company Restricted Stock), and Company Stock Options contemplated by the Merger Agreement.

Rule 14d-10(d) Matters

The compensation committee of the Company Board has taken all such actions as may be required to approve, as an “employment compensation, severance or other employee benefit arrangement” in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, certain compensation actions taken after January 1, 2022 and prior to the Acceptance Time that have not already been so approved.

(b) Arrangements with Purchaser and Parent.

Merger Agreement

On October 17, 2022, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 — “The Merger Agreement; Other Agreements” and the description of the terms and conditions of the Offer contained in Section 15 — “Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(a) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to modify or supplement any factual disclosures about Parent or Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of Parent, Purchaser and the Company and may be subject to qualifications and limitations agreed upon by Parent, Purchaser and the Company. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between Parent, Purchaser and the Company, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases, are qualified by the confidential disclosure letter delivered by the Company to Parent and Purchaser concurrently with the execution of the Merger Agreement. Investors are not third-party beneficiaries under the Merger Agreement (except that any one or more of the Holders of Shares and Company Stock Options may enforce the provisions in the Merger Agreement relating to their right to receive the consideration in the Merger applicable to such holder(s)). Accordingly, investors should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Parent, Purchaser and the Company’s public disclosures.

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

On June 16, 2022, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which the Company and Parent agreed to, for a period of two years from the date of the Confidentiality Agreement, (i) hold in strict confidence and not disclose any confidential information of the other party to any third party and (ii) not use any confidential information of the other party for any purpose other than evaluating, negotiating, consummating or advising with respect to a possible transaction with the other party, in each case, subject to certain exceptions. The Confidentiality Agreement includes a customary standstill provision for the benefit of the Company that expires on June 16, 2023 and permits Parent to privately and confidentially approach the chairman of the Company Board or Chief Executive Officer during the standstill period. In addition, the standstill provision automatically terminates upon (a) the Company’s entry into, or public announcement of its intention to enter into, a definitive agreement with a person other than the Parent or Parent’s controlled affiliates for the acquisition of 30% or more of the Company’s equity securities or a majority of its assets, (b) a tender or exchange offer is commenced by a person other than Parent or Parent’s controlled affiliates for 30% or more of the securities of the Company, which is not publicly rejected by the Company Board, or

(c) the Company Board’s public announcement of its intention to engage in a formal process that would result in any of the foregoing.

This summary and description of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(6) to this Schedule 14D-9 and incorporated herein by reference.

Tender and Support Agreements

Concurrently with entry into the Merger Agreement, Parent and Purchaser entered into a (i) Tender and Support Agreement (as it may be amended from time to time, the “Simons Tender and Support Agreement”), dated as of October 17, 2022, with Emmanuel Simons, (ii) Tender and Support Agreement (as it may be amended from time to time, the “5AM Ventures Tender and Support Agreement”), dated as of October 17, 2022, with 5AM Ventures V, L.P. and 5AM Opportunities I, L.P. (collectively, the “5AM Ventures Stockholder”), and (iii) Tender and Support Agreement (as it may be amended from time to time, the “New Enterprise Tender and Support Agreement” and, together with the Simons Tender and Support Agreement and the 5AM Ventures Tender and Support Agreement, the “Tender and Support Agreements”), dated as of October 17, 2022, with New Enterprise Associates 16, L.P. and NEA Ventures 2018, L.P. (collectively, the “New Enterprise Stockholder” and, together with Mr. Simons and the 5AM Ventures Stockholder, the “Supporting Stockholders”). Collectively, as of October 17, 2022, the Supporting Stockholders collectively beneficially owned approximately 25.5% of the outstanding Shares. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.

The Tender and Support Agreements provide that, no later than ten business days after the commencement of the Offer, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreements or that the Supporting Stockholders acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”), other than Company stock options that are not exercised during the Support Period (as defined below).

During the period from October 17, 2022 until the termination of the Tender and Support Agreements (the “Support Period”), the Supporting Stockholders have agreed, in connection with any annual or special meeting of stockholders of the Company, however called, including any adjournment or postponement thereof, or any action proposed to be taken by written consent (if permitted at such time) of the Company’s stockholders, to (i) appear at such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted, or deliver or cause to be delivered a written consent with respect to all of the Subject Shares, (x) against any Acquisition Proposal (other than the Merger), (y) against any change in membership of the Company Board that is not recommended or approved by the Company Board, and (z) against any other proposed action, agreement or transaction involving Company that would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect, or prevent the consummation of, the Offer, the Merger or the Transactions. During the Support Period, Parent is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares.

During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of the Supporting Stockholders’ Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of the Supporting Stockholders’ Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of the Supporting Stockholders’ Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power of attorney or other authorization or consent in or with respect to any of the Supporting Stockholders’ Subject Shares, (v) deposit or permit the deposit of any of the Supporting Stockholders’ Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the Supporting Stockholders’ Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the compliance with the Supporting Stockholders’ obligations thereunder in any material respect, otherwise make any representation or warranty of the Supporting Stockholders therein untrue or incorrect, or have the effect of preventing or disabling the Supporting Stockholders from complying with any of their obligations under the Tender and Support Agreements. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, the Supporting Stockholders, solely in their capacities as stockholders of the Company, will not, and will direct their representatives, directors and officers involved in the Transactions not to (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate (including by way of providing information or taking any other action) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to any Acquisition Proposal (as defined in the Tender and Support Agreements), (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person with respect to any Acquisition Proposal, (iii) provide any non-public information to, or afford access to the business, properties, assets, books or records of the Company to, any person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in connection with any Acquisition Proposal, (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, (v) recommend any other holder of Shares to not tender Shares in the Offer or (vi) resolve or agree to do any of the foregoing. The Tender and Support Agreements provide that the Supporting Stockholders’ obligations under the agreements are solely in their respective capacities as stockholders of the Company, and not, if applicable, in such stockholders’ or any of their affiliates’ capacity as a director, officer or employee of the Company, and that nothing in the Tender and Support Agreements in any way restricts a director or officer of the Company in the taking of any actions (or failures to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company.

The Tender and Support Agreements terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) written notice of termination from Parent to the Supporting Stockholder(s) or (iv) the date on which any amendment or change to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of the Company pursuant to the terms of the Merger Agreement.

The foregoing description of the Tender and Support Agreements is qualified in its entirety by the full text of such agreements, which are filed as Exhibits (e)(2), (e)(3) and (e)(4) to this Schedule 14D-9, and incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to such time as Purchaser accepts for purchase the Shares tendered in the Offer after the Expiration Time, Parent, Purchaser and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs to be received by Company stockholders. Each holder of Shares, including holders of Shares of Company Restricted Stock, and Shares received in respect of Company Exercisable Pre-Close Stock Options that were exercised prior to the Last Exercise Date, will be entitled to one CVR for each Share outstanding (i) that Purchaser accepts for payment from such holder pursuant to the Offer or (ii) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. Each holder of a Company Cash-Out Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested, will be entitled to one CVR for each Share subject to such Company Cash-Out Stock Option. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be certificated or evidenced by any instrument and will not be registered with the SEC or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser or Company or any of their affiliates.

Each CVR represents a non-tradable contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, as follows:

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the fifth human participant being administered with AK-OTOF (as defined below) in a Phase 1 clinical trial or Phase 1/2 clinical trial globally, if such Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on January 1, 2025 and (ii) the termination of the CVR Agreement;

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the occurrence of the fifth human participant being administered with a Second Program Product (as defined below) in a Phase 1 clinical trial or Phase 1/2 clinical trial globally, if such Milestone is achieved prior to both (i) 12:00 a.m., Eastern Time, on January 1, 2027 and (ii) the termination of the CVR Agreement; and

•

$1.00 per CVR in cash, without interest and less any applicable tax withholding, payable upon the earlier to occur of (i) the occurrence of the first human participant being administered with a Registration Study Product (as defined below) in a Phase 3 clinical trial globally and (ii) the receipt of approval of a biologics licensing application by the U.S. Food and Drug Administration for the Registration Study Milestone, if such Milestone is achieved (a) at or prior to 11:59 p.m., Eastern Time, on December 31, 2026 and (b) before the termination of the CVR Agreement; if such Milestone is not achieved at or prior to 11:59 p.m., Eastern Time, on December 31, 2026, such payment will be reduced by 1/24th (or approximately 4.2 cents) and will thereafter be reduced by 1/24th (or approximately 4.2 cents) per calendar month until 12:00 a.m., Eastern Time, on December 1, 2028 (at which point the CVR will expire and no amounts will be payable thereunder).

“AK-antiVEGF” means the adeno-associated viral vector-based gene therapy product candidate being researched or developed by the Company as of the Closing Date that delivers transgenes encoding a secreted inhibitor of vascular endothelial growth factor to the inner ear for the treatment of patients with vestibular schwannomas.

“AK-OTOF” means the adeno-associated viral vector-based gene therapy product candidate being researched or developed by the Company as of the Closing Date (and modifications of such product candidate made after the Closing Date, solely to the extent such modifications would not require new IND-enabling toxicology studies for such modified product candidate), that delivers transgenes encoding OTOF to hair cells in the cochlea for the treatment of patients with otoferlin gene-mediated hearing loss.

“CVR Products” means AK-OTOF, the Second Program Products and the Registration Study Products, individually or collectively, as context may require.

“Registration Study Product” means any gene therapy product for a monogenic form of sensorineural hearing loss arising from any of the programs of the Company existing immediately prior to the Closing Date. For the avoidance of doubt, Registration Study Products expressly exclude AK-antiVEGF.

“Second Program Product” means any gene therapy product for a second monogenic form of sensorineural hearing loss arising from any of the programs of the Company existing immediately prior to the Closing Date. For the avoidance of doubt, Second Program Products expressly exclude AK-OTOF and AK-antiVEGF.

Under the terms of the CVR Agreement, Parent will, and will cause its subsidiaries, licensees and rights transferees to, use Commercially Reasonable Efforts (as defined below) to achieve each Milestone as promptly as practicable following the Effective Time. However, use of Commercially Reasonable Efforts does not guarantee that Parent will achieve any Milestone by a specific date or at all. Whether the Milestone required for payment of the Milestone

Payment is achieved will depend on many factors, some within control of Parent and its subsidiaries and others outside the control of Parent and its subsidiaries. More than one Milestone may be achieved in a given calendar year, but each Milestone may only be achieved once. There can be no assurance that any Milestone will be achieved prior to its expiration or termination of the CVR Agreement, or that any of the payments will be required of Parent with respect to any Milestone. If a Milestone is not achieved in the applicable timeframe, the associated Milestone Payment will not be due or payable to holders of the CVRs and any associated covenants and obligations of Parent and Purchaser will irrevocably terminate in accordance with the terms of the CVR Agreement.

“Commercially Reasonable Efforts” means, with respect to a particular task or obligation, a level of efforts that is consistent with the general practice followed by Parent relating to other pharmaceutical compounds, products or therapies owned by it, or to which it has exclusive rights, which are of similar market potential at a similar stage in their development or product life (“Relevant Products”), taking into account issues of safety, tolerability and efficacy, product profile, the competitiveness of other products in development and in the marketplace, supply chain management considerations, the proprietary position of the Relevant Products (including with respect to patent or regulatory exclusivity), the regulatory structure involved, and, with respect to the Registration Study Milestone, the expected profitability of the applicable Relevant Product (including pricing and reimbursement status achieved or expected to be achieved but excluding, in respect of a CVR Product, the obligation to make Milestone Payments under the CVR Agreement), and, in each case, other relevant technical, commercial, legal, scientific or medical factors. For clarity, “Commercially Reasonable Efforts” will be determined on an indication-by-indication, product-by-product and country-by-country basis, and it is anticipated that the level of efforts for different indications, products and countries may differ or change over time, reflecting changes in the status of the products, indications and country(ies) involved.

The CVRs will not be transferable except (a) by will or intestacy upon death of a holder, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor, (c) pursuant to a court order, (d) by operation of law (including by consolidation or merger of the holder) or if effectuated without consideration in connection with the dissolution, liquidation or termination of any holder that is a corporation, limited liability company, partnership or other entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, (f) if the holder is a partnership or limited liability company, by a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (so long as such distribution does not subject the CVRs to a requirement of registration under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act), or (g) to the Parent or Purchaser in connection with the abandonment of such CVR by the applicable holder.

No interest will accrue or be payable in respect of any of the amounts that may become payable in respect of the CVRs.

The Rights Agent will create and maintain a register (the “CVR Register”) for the purpose of (i) identifying holders of CVRs and (ii) registering CVRs in book-entry position and any transfers of CVRs that are permitted under the CVR Agreement. The CVR Register will set forth (x) with respect to holders of the Shares that hold such Shares in book-entry form through DTC immediately prior to the Effective Time, one position for Cede & Co. (as nominee of DTC) representing all such Shares that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, and (y) with respect to (A) holders of Shares that hold such Shares in certificated form immediately prior to the Effective Time that were tendered in the Offer or converted into the right to receive the Offer Price as a consequence of the Merger in accordance with the terms of the Merger Agreement, upon delivery to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”) by each such holder of the applicable stock certificates, together with a validly executed letter of transmittal and such other customary documents as may be reasonably requested by the Depositary, in accordance with the Merger Agreement, (B) holders of Shares (including holders of Company Restricted Stock) who hold such Shares in book-entry form through the Company’s transfer agent immediately prior to Effective Time, and (C) holders of Company Stock

Options (other than Company Exercisable Pre-Close Stock Options that are not exercised prior to the Last Exercise Date that will terminate as of immediately prior to the closing in accordance with the terms of the Merger Agreement), in each case of clauses (A), (B) and (C), the applicable number of CVRs to which each such holder is entitled pursuant to the Merger Agreement (other than, in the case of the foregoing clauses (x), (y)(A) and (y)(B), those who have perfected their appraisal rights in accordance with Section 262 of the DGCL). The CVR Register will be updated as necessary by the Rights Agent to reflect the addition or removal of holders (pursuant to any permitted transfers), upon the written receipt of such information by the Rights Agent.

Furthermore, the CVR Agreement provides that, other than the rights of the Rights Agent as set forth in the CVR Agreement, holders of at least 50% of outstanding CVRs set forth in the CVR Register (the “Acting Holders”) have the sole right, on behalf of all holders of CVRs, by virtue or under any provision of the CVR Agreement, to institute any action or proceeding with respect to the CVR Agreement, and no individual holder or other group of holders of CVRs will be entitled to exercise such rights. However, the foregoing does not limit the ability of an individual holder of CVRs to seek a payment due from the applicable party solely to the extent such payment amount has been finally determined and has not been paid within the period contemplated by the CVR Agreement. Additionally, the CVR Agreement provides Parent and Purchaser the right to amend, without the consent of the holders of CVRs or the Rights Agent, the CVR Agreement in certain instances, including (i) providing for a successor to Parent or to Purchaser, (ii) adding to the covenants of Parent and Purchaser for the protection of the holders of CVRs (if such provisions do not adversely affect the interests of holders of CVRs), (iii) curing any ambiguities, correcting or supplementing any provisions of the CVR Agreement that may be defective or inconsistent therein or making any provisions with respect to matters or questions arising under the CVR Agreement (if such provisions do not adversely affect the interests of holders of CVRs), (iv) amendments as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any similar registration or prospectus requirement under applicable securities laws outside the United States (if such provisions do not change the Milestones, the applicable timeframe for expiration of the Milestones or the amount of the Milestone Payment), (v) providing for a successor rights agent and (vi) any other amendments for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such addition, elimination or change is adverse to the interests of holders of CVRs. Parent or Purchaser may also amend the CVR Agreement in other circumstances, including in a manner that is materially adverse to your interests as a holder of CVRs if Parent and Purchaser obtain the written consent of the Acting Holders.

The foregoing summary and description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the CVR Agreement, the form of which is filed as Exhibit (e)(5), and which are each incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

The Company Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) duly authorized and approved the execution and delivery of the Merger Agreement, the performance by the Company of its covenants and other obligations thereunder, and the consummation of the Transactions upon the terms and subject to the conditions set forth therein, (iii) resolved that the Merger Agreement and the Transactions will be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that Company stockholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated October 18, 2022, issued by the Company and Parent announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board, together with members of the Company’s senior management, regularly reviews and assesses the Company’s operations, financing requirements and industry developments in the context of the Company’s strategic plans and, in connection with this review and assessment, periodically considers collaborations, capital raising opportunities and other strategic alternatives. The Company also, from time to time, has engaged in discussions with various parties regarding potential business transactions.

In July and December of 2021, in the ordinary course of the Company’s business development activities, the Company entered into confidentiality agreements, without a standstill provision, with parties referred to as Party A and Party B, respectively, to share confidential information to facilitate preliminary exploratory discussions relating to potential licensing or research and development collaborations.

During 2021, the Company also engaged in preliminary exploratory discussions with a party referred to as Party C; however, the Company did not proceed to confidential discussions or enter into a confidentiality agreement with Party C, who never submitted a proposal. Party A indicated to the Company in late 2021 that, due to commercial considerations, it was no longer interested in continuing discussions. Party A never submitted a proposal prior to breaking off discussions in late 2021. During this period, the Company’s management provided business development updates to the Company Board at each regularly scheduled Company Board meeting, during which the Company Board received a summary of business development contacts, including updates on these discussions.

On February 23, 2022, the Company entered into a confidentiality agreement, without a standstill provision, with Parent to facilitate similar discussions relating to a potential licensing or research and development collaboration.

Following the entry into the confidentiality agreement with Parent, representatives of the Company, including Sachiyo Minegishi, the Company’s Chief Financial Officer, Dr. Aaron Tward, the Company’s Chief Scientific Officer, and Jay Stella, the Company’s Senior Vice President, Corporate Strategy, and representatives of Parent, including Dr. Andrew Adams, Parent’s Senior Vice President Neuroscience Research and Co-Director of the Lilly Institute for Genetic Medicine, Dr. Kenneth Custer, Parent’s Senior Vice President, Head of Corporate Business Development, and other representatives of Parent’s research and development and business development departments, met virtually on March 30, 2022 and April 25, 2022 to review and discuss the Company’s programs.

From May 3, 2022 to May 6, 2022, several additional virtual, telephonic and in-person meetings occurred between representatives of Parent and representatives of the Company, at which Parent indicated its interest in the hearing loss space and the potential to have further discussions. As a follow-up to these exchanges, Parent proposed an in-person meeting between the parties, which was ultimately scheduled for May 23, 2022.

On May 23, 2022, Dr. Emmanuel Simons, the Company’s Chief Executive Officer, and Ms. Minegishi met with Drs. Adams and Custer, who presented to Dr. Simons and Ms. Minegishi a non-binding written proposal for the acquisition of the Company for $9.00 per share in cash (the “May Proposal”). The proposed purchase price per share represented an approximate 216% premium to the closing price of the Common Stock on May 20, 2022, the last trading day prior to the date of the proposal, and an approximate 182% premium to the 30-calendar day volume-weighted average trading price of the Common Stock. The May Proposal was subject to, among other things, completion of Parent’s due diligence and negotiation of definitive documents.

Also on May 23, 2022, Dr. Simons spoke to each member of the Company Board individually by telephone and notified them about the May Proposal and discussed the possibility of engaging a financial advisor. The members of the Company Board authorized Dr. Simons to contact Centerview Partners LLC (“Centerview”), which was selected based on, among other factors, its qualifications, professional reputation, industry expertise and prior relationship with the Company, to discuss its potential retention as the Company’s financial advisor.

Later on May 23, 2022, at the direction of the Company Board, Dr. Simons contacted Centerview to initiate discussions regarding its potential engagement as the Company’s financial advisor. That same day, the Company and Centerview, which was later formally engaged as a financial advisor to the Company, entered into a confidentiality agreement.

On May 26, 2022, the Company Board held a virtual meeting, with members of senior management and representatives of Centerview and Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), counsel to the Company, present. Dr. Simons explained that the purpose of the meeting was to consider the proposal submitted by Parent. A representative of WilmerHale then reviewed the fiduciary duties of the Company Board in connection with evaluating Parent’s proposal. A representative of Centerview then reviewed, among other topics, the terms of the proposal, potential responses to the proposal from Parent, other strategic alternatives and whether the Company should consider contacting other potential parties in order to explore their interest in pursuing an acquisition of the Company. The Company Board discussed the risks and potential benefits of outreach to additional potential bidders, as well as which potential counterparties would be most likely to be interested in a potential acquisition of the Company and to have the financial and other resources necessary to complete a transaction on terms that the Company Board could find acceptable. Dr. Simons also shared his perspective on the potential parties that might be interested in a potential acquisition of the Company and noted that, since only a limited number of parties had engaged in discussions with the Company regarding potential licensing or collaboration transactions, outreach beyond a targeted list was not likely to yield additional competitive offers. The Company Board also discussed the potential risks of a more expansive outreach, noting the potential harm to the Company and its relationships with its partners that could result from a leak or market rumors regarding a sale process. The Company Board next discussed the price reflected in Parent’s proposal, and concluded that Parent would need to submit a revised proposal at a higher valuation before the Company would be willing to engage in detailed discussions. The representatives of Centerview then left the meeting, and the Company Board discussed the Company’s options for responding to Parent. The Company Board directed Dr. Simons to inform Parent that the valuation reflected in the May Proposal did not represent sufficient value to pursue a transaction, but that the Company was willing to facilitate additional due diligence to help Parent increase the value of its proposal. The Company Board also directed Company management to contact (directly or through Centerview) three additional pharmaceutical companies determined by the Company Board to be the potential counterparties most likely to be interested in a potential acquisition of the Company and to have the financial and other resources necessary to complete a transaction on terms that the Company Board could find acceptable, which included Party B and Party C, to gauge their respective interest in a potential acquisition of the Company.

Between May 26 and May 27, 2022, Dr. Simons and representatives of Centerview contacted the three additional pharmaceutical companies selected by the Company Board to assess their respective potential interest in an acquisition of the Company. After a brief period of internal discussion, each declined to engage with the Company in further discussions regarding an acquisition transaction. None of these parties entered into a confidentiality agreement as a result of these discussions, although Party B remained subject to the confidentiality agreement entered into in December 2021.

On May 27, 2022, Dr. Simons spoke to Dr. Custer by telephone and informed him that the Company was not willing to pursue a transaction at $9.00 per share, but that the Company was willing to provide access to additional informational to help Parent increase the value of its proposal. Parent agreed that it would be willing to receive and review additional information.

On June 3, 2022, Drs. Simons and Tward, and Mr. Stella met with Drs. Custer and Adams, and Dr. Franz Hefti, Chief Executive Officer, Prevail Therapeutics (a wholly owned subsidiary of Parent), and Co-Director of the Lilly Institute for Genetic Medicine, Dr. Jeff Sevigny, Chief Medical Officer, Prevail Therapeutics, and other representatives of Parent during which the Company provided additional information regarding its programs and development pipeline.

Following the termination of discussions with Party A in late 2021, the Company’s business development team periodically contacted Party A to determine whether it was interested in discussing other opportunities. During the second quarter of 2022, the Company engaged in periodic communications with Party A to explore their interest in discussing a potential collaboration for one of the programs in the Company’s pre-clinical pipeline. On June 6, 2022, representatives of the Company, including Dr. Simons, Ms. Minegishi, Dr. Tward, and Mr. Stella, met with representatives of Party A to discuss such a potential collaboration.

On June 6, 2022, Parent submitted to the Company a revised non-binding written proposal for the acquisition of the Company for $11.50 per share in cash (the “June Proposal”). The proposed purchase price per share represented an approximate 259% premium to the closing price of the Common Stock on June 3, 2022, the last trading day prior to the date of such proposal, and an approximate 263% premium to the 30-calendar day volume-weighted average trading price of the Common Stock. The June Proposal was subject to, among other things, completion of Parent’s due diligence and negotiation of definitive documents.

On June 9, 2022, the Company Board held a virtual meeting, with members of senior management and representatives of Centerview and WilmerHale present. Dr. Simons gave an update on discussions with Parent and provided an overview of the June Proposal by Parent. A representative of Centerview then reviewed with the Company Board the results of the outreach to the potential counterparties identified at the prior meeting, noting that each had declined to engage with the Company in further discussions regarding an acquisition transaction. Dr. Simons also described the recent meeting with representatives of Party A and described Party A’s subsequent lack of engagement with the Company regarding a potential collaboration and the fact that certain assumptions underlying its interest in the Company did not align with the Company’s product development plans. A representative of Centerview then provided an update on market conditions and recent acquisitions in the biopharmaceutical industry and presented illustrative preliminary financial analyses, based on preliminary financial information provided to Centerview by the Company’s management. The Company Board then discussed with representatives of Centerview potential responses to the June Proposal. After discussing various options, the Company Board directed Dr. Simons to inform Parent that the Company would require a further price increase to pursue a transaction, but that the Company would make additional information available to Parent to facilitate submission of a revised proposal at a higher valuation.

On June 12, 2022, the Company provided access to an expanded electronic data room to Parent and its representatives to facilitate their continued due diligence. Between June 13, 2022 and June 24, 2022, the Company conducted numerous due diligence meetings and teleconferences with Parent.

On June 16, 2022, after reviewing Centerview’s relationships disclosure with respect to potentially interested parties, which had been circulated to the Company Board on June 15, 2022, the Company Board authorized the Company to enter into an engagement letter with Centerview and a revised confidentiality agreement with Parent. Later that day, the Company entered into an engagement letter with Centerview, which contemplated the delivery of a fairness opinion, and a revised confidentiality agreement with Parent, which includes a customary standstill provision for the benefit of the Company with a term of 12 months that would automatically terminate upon, among other events, the signing of a definitive agreement with a third party for the sale of the Company.

On June 23, 2022, the Company Board held a regularly scheduled second quarter meeting, with members of senior management and representatives of Centerview and WilmerHale present for portions of the meeting. Among other matters discussed, the representatives of Centerview joined the meeting to provide an update on discussions with Parent and Parent’s due diligence activities since the last meeting on June 9, 2022. During this meeting, members of management provided updates on the Company’s clinical research and development timelines for its lead programs, including the expected timing of submission of the investigational new drug application (“IND”) for AK-OTOF, the Company’s lead program, and various analytical and testing activities that needed to be completed in connection with such submission. The Company Board also reviewed efforts to extend the Company’s cash runway in light of adverse capital markets conditions and the anticipated time required to reach a value inflection point that would drive further investment.

On June 23, 2022, representatives of Parent raised additional diligence questions regarding ongoing regulatory matters related to the Company’s forthcoming IND submission. Between June 23, 2022 and July 14, 2022, additional due diligence was conducted by Parent.

On July 5, 2022, Party A announced that it entered into a collaboration agreement with another company to conduct research to address sensorineural hearing loss. Party A subsequently confirmed to the Company by email on July 11, 2022 that it was no longer interested in pursuing further discussions regarding a potential collaboration.

On July 14, 2022, the Company received from Party B a preliminary non-binding term sheet for a potential collaboration covering the Company’s GJB2 program.

Also on July 14, 2022, Drs. Adams and Custer and Dr. Daniel Skovronsky, President Lilly Research Laboratories and Parent’s Chief Scientific and Medical Officer spoke to Drs. Simons and Tward by videoconference and the parties mutually agreed to pursue a partnership as opposed to an acquisition of the Company at that time. Dr. Simons noted that the Company had received a proposal from another party for a collaboration for the GJB2 program. Following this discussion, Dr. Simons spoke to each member of the Company Board individually by telephone and notified them of Parent’s decision.

On July 15, 2022, representatives of the Company met with representatives of Party B to discuss its July 14 term sheet, and the parties continued to have a dialogue regarding clarification of the proposal during the remainder of July and August 2022.

On September 9, 2022, the Company was informed that it had received clearance from the FDA for its IND application to initiate a Phase 1/2, first in human, pediatric clinical trial of AK-OTOF, a gene therapy intended for the treatment of patients with otoferlin gene (OTOF)-mediated hearing loss.

Later on September 9, 2022, representatives of Centerview spoke with Dr. Custer by telephone and informed him that the IND for the Company’s AT-OTOF product candidate had been cleared by the FDA.

On September 10, 2022, Drs. Custer and Adams spoke with Dr. Simons by telephone and discussed the recent clearance of the IND for the Company’s AK-OTOF product candidate and whether the Company would be willing to resume acquisition discussions. Dr. Custer indicated that, in light of such recent clearance, Parent would reassess its prior position regarding a potential acquisition and that it might submit a new acquisition proposal for the Company’s consideration. That same day, the Company provided Parent with access to certain correspondence related to the IND clearance through an electronic data room.

On September 15, 2022, Parent submitted to the Company a non-binding written proposal for the acquisition of the Company for $12.00 per share in cash at closing, plus one non-tradable CVR per share representing up to an additional $2.50 per share in cash (the “September 15 Proposal”). The CVR would entitle stockholders to receive the following payments upon achievement of the following milestones: (i) $1.00 per share payable upon the AK-OTOF Phase 1 Milestone, if the AK-OTOF Phase 1 Milestone occurs before December 31, 2024, and (ii) $1.50 per share payable upon the Registration Study Milestone; provided that, if the Registration Study Milestone were not achieved before December 31, 2026, such payment would be reduced by $0.0625 per month thereafter until December 1, 2028, when it would expire. The proposed closing cash payment represented an approximate 168% premium to the closing price of the Common Stock on September 14, 2022 and an approximate 237% premium to the 30-calendar day volume-weighted average price of the Common Stock. The proposal was subject to, among other things, completion of Parent’s due diligence and negotiation of definitive documents.

Later on September 15, 2022, the Company Board held its regularly scheduled third quarter meeting, with members of senior management and representatives of Centerview present for portions of the meeting. The Company Board reviewed and discussed with Centerview the September 15 Proposal and the proposed terms from Party B for a GJB2 collaboration. The Company Board noted that Party B’s proposal was very preliminary, was not economically attractive, was premised on assumptions that did not align with the Company’s current product development plans and would not meaningfully extend the Company’s cash runway or reduce the Company’s financing needs. The Company Board then determined that the terms of Parent’s acquisition proposal would need to be further improved in order to finalize negotiations and sign a definitive merger agreement and instructed Dr. Simons to seek a further price increase from Parent. The Company Board also received an update on the Company’s cash balance, cash requirements and financing needs.

Following the meeting on September 15, 2022, Dr. Simons spoke to Dr. Custer by telephone and informed him that Parent’s proposal would not be sufficient for the Company Board to pursue a transaction with Parent unless it increased its Offer price. That same day, Dr. Custer called a representative of Centerview and requested that the Company provide more specific guidance on the price at which it would consider a proposal.

On September 16, 2022, Dr. Simons spoke to each member of the Company Board and Centerview individually by telephone and discussed with them the terms of a counteroffer. The members of the Company Board authorized Dr. Simons and Centerview to respond with a counterproposal consisting of $14.00 per share in cash at closing, plus one CVR per share representing up to an additional $3.00 per share in cash. The CVR would entitle stockholders to receive the payments upon achievement of milestones generally aligned with those included in Parent’s proposal but subject to further discussion and negotiation. A representative of Centerview then spoke to Dr. Custer by telephone on September 19, 2022 and conveyed this counterproposal.

On September 20, 2022, a representative of Centerview was notified by Dr. Custer that Parent would be submitting a “best and final” offer later that day. On September 20, 2022, Parent submitted to the Company a revised non-binding written proposal (the “September 20 Proposal”) for the acquisition of the Company for $12.50 per share in cash at closing, plus one non-tradable CVR per share representing up to an additional $3.00 per share in cash. The CVR would entitle stockholders to receive the following payments upon achievement of the following Milestones: (i) $1.00 per share payable upon the AK-OTOF Phase 1 Milestone, if the AK-OTOF Phase 1 Milestone occurs before December 31, 2024, (ii) $1.00 per share payable upon the Second Program Phase 1 Milestone, if the Second Program Phase 1 Milestone occurs before December 31, 2025 and (iii) $1.00 per share payable upon the Registration Study Milestone; provided that if the Registration Study Milestone were not achieved before December 31, 2026, such payment would be reduced by $0.04167 per month thereafter until December 1, 2028, when it would expire. The proposed closing cash payment represented an approximate 159% premium to the closing price of the Common Stock on September 19, 2022 and an approximate 213% premium to the 30-calendar day volume-weighted average trading price of the Common Stock. The cover email accompanying the proposal stated that it was Parent’s “best and final” offer.

On September 21, 2022, the Company Board held a virtual meeting, with members of senior management and representatives of Centerview and WilmerHale present. Dr. Simons provided an update on recent communications with Parent and reviewed and discussed with the Company Board the September 20 Proposal. Representatives of WilmerHale reviewed the Company Board’s fiduciary duties in connection with its evaluation of the September 20 Proposal. Dr. Simons and Ms. Minegishi reviewed the Company’s anticipated cash needs (noting that the Company would need to raise significant capital, which would be highly dilutive, to reach a value inflection point or cash flow positivity), long-range plan, clinical development timelines, market factors affecting the Company’s stock price, the weighted average cost basis of the Company’s stockholder base and various risks and uncertainties associated with remaining a stand-alone public company, including risks and uncertainties regarding the Company’s ability to raise required capital and the potential dilutive impact that financing transactions could have on the Company’s stockholders. The material presented by Dr. Simons and Ms. Minegishi included the Forecasts described below under the caption “Certain Company Management Forecasts.” A representative of Centerview reviewed the September 20 Proposal in further detail and presented an illustrative preliminary financial analysis. The representative of Centerview informed the Board that Parent had stated that the September 20 Proposal was Parent’s “best and final” offer on price, but that there may be an ability to revise the timing of the Milestones of the CVRs to better align with the Company’s product development timelines. The Company Board then compared the potential risks and benefits of pursuing a transaction with Parent versus other strategic alternatives, including continuing to operate on a stand-alone basis and the associated risks and uncertainties of the Company’s stand-alone strategic plan. Following the discussion, it was the consensus of the Company Board that the Company should pursue a transaction on the terms set forth in the September 20 Proposal, subject to continued negotiation of the Milestone timing of the CVRs to better align with the Company’s expected development timeline.

Following the September 21, 2022 Company Board meeting, the Company provided access to an expanded electronic data room to Parent and its representatives to facilitate their due diligence. Between September 27, 2022 and October 17, 2022, the Company conducted numerous due diligence meetings and teleconferences with Parent, and provided responses to the diligence requests of Parent and its representatives.

On September 21, 2022, Dr. Simons spoke with Dr. Custer by telephone to inform the Parent that the Company was willing to pursue a transaction on the economic terms set forth in the September 20 Proposal but inquired whether Parent would be open to further discussions about the appropriate definitions and timing of the Milestones of the CVRs. Dr. Custer confirmed that the Company was open to such additional discussions.

On September 23, 2022, the Company Board held a meeting by videoconference with members of senior management and representatives of WilmerHale present to further discuss the September 20 Proposal and the various risks and uncertainties associated with remaining a stand-alone public company. Representatives of WilmerHale reviewed the Company Board’s fiduciary duties in connection with its evaluation of the September 20 Proposal and answered process questions from the Company Board. Ms. Minegishi reviewed in detail the long-range financial plan that had been discussed at the meeting of the Board held on September 21, 2022, including the Forecasts, addressed the assumptions underlying the plan, outlined the anticipated timeline for the commercial launch of the Company’s lead product candidate and provided details regarding the Company’s cash and financing requirements. Thereafter, the Company Board approved the Forecasts for use by Centerview for purposes of its financial analyses.

On September 28, 2022, Dr. Simons had dinner with Dr. Adams. During the dinner, and in a confirmatory email following the dinner, Dr. Simons requested that Parent extend the expiration of the Second Program Phase 1 Milestone in their September 20 Proposal.

Also on September 28, 2022, Kirkland & Ellis LLP, counsel to Parent, which we refer to as Kirkland, delivered a draft Merger Agreement to WilmerHale. From September 28, 2022 to October 17, 2022, Kirkland and WilmerHale conducted a number of conference calls and negotiated the terms of the Merger Agreement at the direction of their respective clients, including the provisions relating to (i) the allocation of the risks associated with regulatory approvals, (ii) restrictions on the Company’s operations between signing and closing, (iii) the ability of the Company Board to respond to unsolicited acquisition proposals, change its recommendation and accept a superior proposal, (iv) the amount and triggers for the Company’s termination fee, (v) the Offer Conditions, (vi) the definition of a material adverse effect, (vii) employee compensation matters and (viii) the scope of the representations and warranties.

On September 29, 2022, the Company Board held a virtual meeting, with members of senior management and representatives of Centerview and WilmerHale present. Dr. Simons provided the Company Board an overview of recent communications with Parent. A representative of Centerview updated the Board on Parent’s due diligence activities and reviewed with the Company Board an illustrative transaction timeline. Based on an initial review of the draft Merger Agreement received from Kirkland, representatives of WilmerHale reviewed the key issues raised by such draft Merger Agreement.

On October 5 and October 6, 2022, Kirkland delivered drafts of the CVR Agreement and form of Tender and Support Agreement, respectively, to WilmerHale, and on October 7, 2022, Wilmer delivered a draft of the Company Disclosure Letter to Kirkland. The draft CVR Agreement extended the expiration of the Second

Program Phase 1 Milestone by an additional year when compared to the September 20 Proposal, subsequent to the conversation between Drs. Simon and Custer on September 21, 2022. From October 6, 2022 to October 17, 2022, Kirkland and WilmerHale conducted a number of conference calls and negotiated the terms of the CVR Agreement, the Tender and Support Agreements and the Company Disclosure Letter, at the direction of their respective clients.

On October 7, 2022, the Company Board held a virtual meeting, with members of senior management and representatives of Centerview and WilmerHale present. Representatives of Centerview provided an update on discussions with Parent, noting that Parent had agreed to extend the expiration of the Second Program Phase 1 Milestone by one year and that its due diligence activities were nearing completion. Representatives of Centerview informed the Company Board that Parent was targeting a signing on October 17, 2022, the same date as the next scheduled meeting of Parent’s board of directors. Representatives of WilmerHale next provided an update regarding the negotiation of the Merger Agreement and the CVR Agreement with Parent. The Company Board discussed with WilmerHale the provisions that remained under negotiation, discussing in particular the commercially reasonable efforts standard for achieving the Milestones in the CVR Agreement, the amount of the termination fee and the definition of a material adverse effect and the criteria of a superior proposal that could be accepted by the Company Board and provided management and WilmerHale with direction regarding such open issues.

On October 16, 2022, the Company Board held a virtual meeting, with members of senior management and representatives of Centerview and WilmerHale present. Representatives of WilmerHale reviewed the fiduciary duties of the board of directors under Delaware law in connection with the proposed transaction and presented a summary of the principal terms of the Merger Agreement and the CVR Agreement previously distributed to the directors, highlighting certain provisions that remained under negotiation, including the criteria of a superior proposal that could be accepted by the Company Board. The representatives of WilmerHale also noted that Dr. Simons and stockholders affiliated with each of 5AM Ventures and New Enterprise Associates would each enter into a Tender and Support Agreement with Parent and Purchaser in connection with the proposed transaction, and that the terms of such agreements were in agreed form as between those parties. The Company Board discussed with senior management and WilmerHale the terms of the Merger Agreement and the CVR Agreement and how those terms compared to other similar transactions and asked questions regarding the negotiations to date. Dr. Simons reviewed the negotiations of the Cash Consideration, the Milestones and the Milestone Payments and expressed his view that such negotiations had resulted in Parent’s best and final offer. The representatives of WilmerHale stated that, although issues in the Merger Agreement remained under negotiation, they believed these issues could be resolved prior to the next Company Board meeting on October 17, 2022, at which time they expected to present the Merger Agreement to the Company Board for approval.

On October 17, 2022, the Company Board held a virtual meeting, with members of senior management and representatives of Centerview and WilmerHale present. On October 17, 2022, representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the Offer Price and the Merger Consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 17, 2022 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of the Financial Advisor to the Company Board”. Centerview then advised the Company Board that there had been no changes to its relationships disclosure with respect to potentially interested parties, previously received by the Company Board on June 15, 2022. Representatives of WilmerHale then reviewed with the Company Board the changes to the terms of the Merger Agreement and CVR Agreement, which were each shared with the Board, from the prior drafts that had been presented to the Company Board at the October 16, 2022 meeting. At the conclusion of these discussions, after consideration of the matters presented, the Company

Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the holders of the Shares, (ii) duly authorized and approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations under the Merger Agreement, and the consummation of the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger Agreement and the Transactions, including the Offer and the Merger, shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

Following such meeting, on October 17, 2022, the Company, Parent and Purchaser executed and delivered the Merger Agreement, which included the form of the CVR Agreement, and Parent and the Supporting Stockholders each executed and delivered the Tender and Support Agreements. On October 18, 2022, the Company and Parent issued a joint press release announcing the Transactions before the opening of trading on Nasdaq.

On October 31, 2022, Parent and Purchaser commenced the Offer.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Offer after consultation with certain members of the Company’s senior management and financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously determined that the Offer is fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser (which factors and reasons are not necessarily presented in order of relative importance):

Reasons in favor of the proposed Transactions:

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Attractive Price. The Company Board concluded that the consideration per Share of $12.50 plus one CVR for up to an additional $3.00 per Share represented an attractive valuation for the Company and an opportunity for the Company’s stockholders to receive a significant premium over the market price of the Shares, after considering the current and historical market prices of the Shares, volatility and trading information with respect to the Shares, and the outreach undertaken by the Company and other factors, including:

•

the fact that the proposed cash consideration at closing of $12.50 per share represents a premium of (i) 78% compared to the closing price of the Company common stock of $7.01 per share on October 17, 2022, the last trading date prior to the date of the Company Board meeting, (ii) 100% compared to $6.25, the volume weighted average price of the Company common stock for the 30-calendar day period ended October 17, 2022, and (iii) 27% compared to $9.82, the highest closing price per share of the Company common stock for the 52-week period ended October 17, 2022;

•

that, in addition to the cash consideration payable at closing, each Share would entitle the holder thereof to one CVR for up to an additional $3.00 per Share, which may provide the Company stockholders with an opportunity to receive additional value from the assets of the Company through additional payments in cash upon the achievement of certain Milestones, which the Parent has agreed in the CVR Agreement to use Commercially Reasonable Efforts (as defined in the CVR Agreement) to achieve;

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the unlikelihood of an executable transaction at a higher value, in light of (i) the fact that the Company’s financial advisor and senior management, at the Company Board’s instruction, contacted three prospective buyers regarding a potential acquisition (in addition to Parent) and none expressed interest, (ii) management’s and the Company Board’s assessment of potential candidates for further outreach and their likely interest to, and ability to, transact on terms competitive with Parent’s offer and (iii) the fact that the Company actively solicited increases in the offer made by Parent and Parent indicated that the Offer Price was its best and final offer;

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the risk that prolonging or expanding the sale process further could have resulted in the loss of an opportunity to consummate a transaction with Parent on the terms of the Offer, including the valuation represented by the Offer Price, and could have distracted senior management from implementing the Company’s business plan; and

•

the Company Board’s familiarity with the business, operations, prospects, strategic and short and long term operating plans, assets, liabilities and financial condition of the Company, and its determination that the certainty of value and liquidity of the cash merger consideration provided for in the Offer, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a stand-alone basis, taking into account the execution risks and financing requirements associated with continued independence, including the “Risk Factors” set forth in the Company’s Form 10-K for the year ended December 31, 2021, the Form 10-Q for the period ended June 30, 2022 and subsequent reports filed with the SEC;

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Other Strategic Alternatives. The Company Board’s belief, after a thorough review of other strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis, capital raising opportunities and the possibility of significant licenses, research collaborations and partnerships), in each case, taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•	Competition. Competitive considerations, including that some well-financed pharmaceutical companies are developing gene therapy products for hearing loss and other indications;

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Costs and Risks Associated with Development of Gene Therapies. The costs and risks associated with continuing the development of pipeline gene therapy product candidates, including potential delays in the commercial launch of product candidates;

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Capital Needs. The Company’s need for substantial additional capital to complete development of its product candidates, the possibility that sufficient capital might not be available on a timely basis or on acceptable terms, the associated dilution that would be experienced by the Company’s stockholders if the Company were to sell additional common equity to raise the needed capital at the Company’s current trading price per Share, and the loss of potentially valuable rights or assets if the Company were to enter into a license or collaboration to raise capital;

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Risk of Clinical Trial Failure or Commercialization. That clinical trials can take years to complete, and the outcomes are uncertain, along with the risks inherent in the development and eventual commercialization of the Company’s gene therapy product candidates and the risks related to market acceptance of these gene therapy product candidates, if approved, and other factors affecting the revenues and profitability of biopharmaceutical product candidates generally;

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Risks Associated with Regulatory Processes. The risks inherent in obtaining regulatory approvals from regulatory authorities to be able to sell the Company’s gene therapy product candidates, which can take years to complete and the receipt of which are not guaranteed; that domestic and foreign regulators may have their own procedures for approval of product candidates; that if a product candidate is approved, regulators may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval;

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Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company does not accept Parent’s proposed transaction now (as provided for in the Merger Agreement), it may not have another opportunity to do so on comparable terms or another comparable opportunity;

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Low Likelihood of Regulatory Impediment. Given the likelihood of obtaining the required clearance under the HSR Act, along with Parent’s commitment to pursue clearance under the HSR Act, the belief of the Company Board that an acquisition by Parent has a low risk of failing to close;

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Speed of Consummation. The fact that the Transactions are structured as a two-step transaction under Section 251(h) of the DGCL, resulting in a higher likelihood of the Company’s stockholders receiving the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger;

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High Likelihood of Closing. The belief of the Company Board that the likelihood of completing the Offer and the Merger is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions contained within the “material adverse effect” definition, which generally defines the standard for closing risk, (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to pursue the required regulatory approvals and (iv) the size and financial strength of Parent, and Parent’s ability to fund the merger consideration with cash;

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition;

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Centerview Analysis and Fairness Opinion. The opinion of Centerview rendered to the Company Board on October 17, 2022, which was subsequently confirmed by delivery of a written opinion dated October 17, 2022 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “Opinion of the Financial Advisor to the Company Board”;

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Successful Negotiations with Parent. The enhancements that the Company and its advisors were able to obtain to the original offer from Parent as a result of the process followed by the Company and robust arm’s-length negotiations with Parent, including the increase in the Offer Price and improved terms of the CVRs (including the price per Share, and terms and timing of the Milestones) proposed by Parent from the time of the May Proposal to the end of the negotiations;

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Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals in certain circumstances, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee of $17.5 million, which amount the directors believe to be reasonable under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals;

•	Offer Acceptance by Stockholders. The closing of the Offer would be subject to tenders of shares by holders of a majority of the outstanding shares of Common Stock; and

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Tender and Support Agreements. The fact that 5AM Ventures, New Enterprise Associates and Dr. Simons, who collectively held approximately 25.5% of the outstanding shares as of October 17, 2022, support the transaction and agreed to tender their Shares in the Offer, and enter into Tender and Support Agreements with Parent and Purchaser;

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Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transactions:

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Opportunity Costs. The fact that the Company will no longer exist as an independent public company, and the Company’s stockholders will forgo any potential increase in its value above the Offer Price as an independent public company that might result from its possible growth;

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Potential Negative Impact on the Company’s Business. The possible negative effect of the Offer and the Merger and public announcement of the Offer and the Merger on the Company’s operations and the Company’s relationships with suppliers, business partners, management and employees;

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Prohibition Against Solicitations. The fact that the Merger Agreement precludes the Company from actively soliciting competing acquisition proposals and obligates the Company (or its successor) to pay Parent a termination fee equal to $17.5 million under specified circumstances, which could discourage the making of a competing acquisition proposal or adversely impact the price offered in such a proposal;

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Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

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Closing Conditions. The fact that the completion of the Offer and the Merger requires antitrust clearance in the United States and the satisfaction of other closing conditions that are not within the Company’s control;

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Effect of Failure to Complete Transactions. The fact that, while the Company expects that the Offer and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the Offer and the Merger will be satisfied or that the Merger will be completed in a timely manner or at all, and if the Merger is not completed, (i) the Company will have incurred significant risk and transaction and opportunity costs, including the possibility of disruption to the Company’s operations, diversion of management and employee attention, employee attrition and a potentially negative effect on the Company’s relationships with suppliers, business partners, management and employees, (ii) the trading price of shares of Common Stock would likely be adversely affected and (iii) the market’s perceptions of the Company’s prospects could be adversely affected;

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Contingent Nature of CVRs. The risk that some or all of the Milestones necessary to trigger the contingent payments to be made pursuant to the CVRs may not be achieved during the periods prescribed by the CVR Agreement;

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Taxable Consideration. The expectation that the receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger, as applicable, will generally be a taxable transaction for U.S. federal income tax purposes;

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Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger; and

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Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweigh the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and the Company’s management were assisted and advised by legal counsel and a financial advisor.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

In considering the recommendations of the Company Board, Company stockholders should be aware that certain of the Company’s directors and executive officers have interests with respect to the contemplated transactions that may be in addition to, or that may be different from, the interests of the Company’s stockholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company.” The members of the Company Board were aware of these interests and considered them, among others, in reaching their determinations that the terms of the Offer and the Merger are fair to the Company and the Company’s stockholders to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially and stockholders affiliated with each of 5AM Ventures and New Enterprise Associates have entered into Tender and Support Agreements, concurrently with the execution of the Merger Agreement, agreeing to tender their respective Shares. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Company Board

The Company Board retained Centerview to act as its financial advisor in connection with the Offer, the proposed Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement, which are collectively referred to as the “Transactions” throughout this section. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares that are held in the treasury of the Company or owned by the Company, (ii) Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent or Purchaser, (iii) any Dissenting Shares (as defined in the Merger Agreement) and (iv) any Shares held by any affiliate of the Company or Parent, all of which are collectively referred to as “Excluded Shares” throughout this section) of the Offer Price and Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement, which are collectively referred to as the “Consideration” throughout this section. On October 17, 2022, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 17, 2022 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated October 17, 2022, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement, dated October 17, 2022, and the form of the CVR Agreement attached thereto, referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2021 and December 31, 2020;

•	the Registration Statement on Form S-1 of the Company (as amended);

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts” (see “Certain Company Management Forecasts”), and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for the Company. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement and the final executed CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or any other person should otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated October 17, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview

or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 17, 2022 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding Company Stock Options) based on information provided by the Company.

Analysis of Consideration

Centerview conducted an analysis of the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such consideration is equal, on a per Share basis, to $12.50 upfront in cash without interest together, and not separately, with one (1) CVR which could result in up to three contingent cash payments, each such payment being contingent upon, and subject to, the achievement of the applicable Milestones (as defined in the CVR Agreement), as follows: (i) $1.00 per CVR in cash, without interest and less any applicable tax withholding, if the AK-OTOF Phase 1 Milestone is achieved before both (A) 12:00 a.m., Eastern Time, on January 1, 2025 and (B) the termination of the CVR Agreement; (ii) $1.00 per CVR in cash, without interest and less any applicable tax withholding, if the Second Program Phase 1 Milestone is achieved before both (A) 12:00 a.m., Eastern Time, on January 1, 2027 and (B) the termination of the CVR Agreement; and (iii) (x) $1.00 per CVR in cash, without interest and less any applicable tax withholding, if the Registration Study Milestone is achieved (A) at or before 11:59 p.m., Eastern Time, on December 31, 2026 and (B) before the termination of the CVR Agreement, or (y) an amount per CVR, rounded to the nearest $0.01, in cash, without interest and less any applicable tax withholding, equal to $1.00 multiplied by a fraction, the numerator of which is twenty-three (23) minus the number of full calendar months that have elapsed since January 1, 2027 and the denominator of which is twenty-four (24), if the Registration Study Milestone is achieved from 12:00 a.m.. Eastern Time on January 1, 2027 until and before 12:00 a.m., Eastern Time on December 1, 2028 (at which point the CVR will expire and no amounts will be payable thereunder), as described more fully in the section entitled “Form of Contingent Value Rights Agreement.”

For analytical purposes, assuming that for one (1) CVR, CVR holders receive payments equal to $3.00 upon the achievement of all of the Milestones, based solely on the assessments of the Company’s management as to the probability of success and estimated timing of the achievement of each of the Milestones and subject to certain key assumptions (in each case, taking into account the relative probability of the achievement of each of the Milestones across each eligible indication with respect to which the Milestones may be achieved) implied by the Forecasts, as described under the section entitled “Certain Company Management Forecasts”, and discounting the probability-adjusted Milestone Payment pursuant to the CVR back to the valuation date using a midpoint of a range of discount rates from 15% to 17% based on Centerview’s analysis of the Company’s weighted average cost of capital (as described in more detail below), Centerview calculated an illustrative net present value for one CVR of $1.81.

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per Share merger consideration” refers to an aggregate assumed implied per Share value of $14.31 per Share, equal, on a per Share basis, to $12.50 upfront consideration plus the estimated net present value of the CVR of $1.81, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that the condition triggering any or all of the Milestone Payments pursuant to the CVR will be satisfied, and if triggered, when such condition will be satisfied.

Selected Precedent Transactions Analysis

Centerview reviewed and compared certain information relating to the following selected early-stage biopharmaceutical transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions. These transactions were selected, among other reasons, because their participants (including early-stage biopharmaceutical companies), size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of the Company.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to rely solely on the quantitative results of the selected transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other publicly available data sources, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which is referred to, with respect to the selected transactions, as “Transaction Value.”

The selected transactions considered in this analysis are summarized below (dollars in millions):

Date Announced	Target	Acquiror	Transaction Value ($) in millions
07/11/22	ViaCyte, Inc.	Vertex Pharmaceuticals Inc.	320
12/15/20	Prevail Therapeutics Inc.	Eli Lilly and Company	785
10/29/20	Vedere Bio, Inc.	Novartis AG	150
10/26/20	Asklepios BioPharmaceutical, Inc.	Bayer AG	2,000
09/03/19	Semma Therapeutics, Inc.	Vertex Pharmaceuticals Inc.	950
08/08/19	BlueRock Therapeutics	Bayer AG	405
02/27/19	Myonexus Therapeutics, Inc.	Sarepta Therapeutics, Inc.	165
09/20/18	Celenex, Inc.	Amicus Therapeutics, Inc.	100
08/10/18	Quethera Limited	Astellas Pharma Inc.	109
09/18/17	Dimension Therapeutics, Inc.	Ultragenyx Pharmaceutical Inc.	109
Median			243

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $150 million to $400 million for the Company. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transaction Values and adding to it the Company’s forecasted estimated net cash of $169 million as of September 30, 2022, as set forth in the Forecasts, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding Stock Options) as of October 14, 2022 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of $8.35 to $14.50, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration of $14.31 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts (for more details, including the unlevered free cash flows used in Centerview’s analysis, see “Certain Company Management Forecasts”). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of September 30, 2022 using discount rates ranging from 15% to 17% (based on Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on October 1, 2022 and ending on December 31, 2046, as set forth in the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that (as directed by Company management) the Company’s unlevered free cash flows would decline in perpetuity after December 31, 2046 at a rate of free cash flow decline of 25% year over year (with the exception of platform and overhead research and development and general and administrative cash flows for which a 0% perpetuity growth rate was applied), (iii) tax savings from usage of the Company’s federal net operating losses of $146 million as of December 31, 2021 and future losses, as set forth in the Forecasts and (b) adding to the foregoing results the Company’s estimated net cash of $169 million as of September 30, 2022, plus an assumed equity raise of $75 million in 2022 as set forth in the Forecasts, and the net present value of the estimated costs of a $125 million equity raise in 2023, a $300 million equity raise in 2025, a $300 million equity raise in 2028, a $300 million equity raise in 2030, and a $300 million equity raise in 2031, as set forth in the Forecasts. See “Certain Company Management Forecasts.” Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method basis and taking into account outstanding Company Stock Options) as of October 14, 2022 and as set forth in the Internal Data, taking into account the expected dilution associated with the assumed equity raise of $75 million in 2022, as set forth in the Forecasts, resulting in a range of implied equity values per Share of $6.50 to $10.10, rounded to the nearest $0.05. Centerview then compared this range to the illustrative assumed per Share merger consideration of $14.31 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended October 17, 2022 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Company during such period of $2.46 to $9.82 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of October 17, 2022, which indicated low and high stock price targets for the Company ranging from $4.00 to $35.00 per Share.

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies for which premium data were available, including certain of the transactions set forth above in “— Opinion of the Financial Advisor to the Company

Board — Summary of Centerview Financial Analysis — Selected Precedent Transactions Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction, in each case excluding any contingent payments, to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 70% to 100% to the Company’s closing stock price on October 17, 2022 (the last trading day before the public announcement of the Transactions), of $7.01, which resulted in an implied price range of $11.90 to $14.00 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The Consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent or Purchaser, and Centerview did not receive any compensation from Parent or Purchaser during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Company Board selected Centerview as its financial advisor in connection with the Transaction based on, among other factors, its qualifications, professional reputation, industry expertise and prior relationship with the Company. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $14.2 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion and approximately $13.2 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

(e) Certain Company Management Forecasts.

Important Information Concerning the Company Management Forecasts

The Company, which does not yet have any marketed products or product candidates in clinical trials, does not publicly disclose long-term forecasts or internal projections as to future revenues, earnings, or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.

In connection with its evaluation of the Transactions (including the Offer and the Merger), the Company’s management prepared unaudited non-public prospective financial projections for the Company on a stand-alone basis, without giving effect to the Transactions. These prospective financial projections were prepared and updated by the Company’s management at the direction of the Company Board, reviewed and discussed with the Company Board during September and October 2022 and approved by the Company Board for use by Centerview on September 23, 2022 (as described in Item 4 under the heading “Background and Reasons for the Company Board’s Recommendation”). The Company Board used these prospective financial projections to assist in its decision-making process in determining whether to authorize and approve the execution of the Merger Agreement and the CVR Agreement, and whether to recommend that Company stockholders accept the Offer. Centerview used these prospective financial projections in connection with its financial analyses and in connection with the delivery of its opinion to the Company Board described in Item 4 under the heading “The Solicitation or Recommendation — Opinion of the Financial Advisor to the Company Board,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. We refer to the information in this section generally as the “Forecasts.”

The Forecasts were prepared by the Company’s management based on estimates they reasonably believed to be achievable. The Forecasts reflect numerous assumptions and estimates including (i) risk-based adjustments reflecting the probability and timing of regulatory approval and commercial launch for the Company’s product candidates, (ii) market size, market share, competition, pricing and reimbursement for each of the Company’s product candidates; (iii) research and development expenses, sales, general and administrative expenses, costs of goods sold and other operating expenses; (iv) outbound royalties and milestone payments; (v) financing requirements; and (vi) other relevant factors relating to the Company’s strategic plan, as well as how certain of these assumptions and estimates may change over time. The probability of success attributed to each product candidate in the Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and estimates, after considering success rates and product candidate launch timelines for other product candidates at similar stages of clinical development and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management.

The Forecasts are summarized below:

($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
Total Net Revenue	—	—	—	—	—	—	—	—	—	$80	$177	$150	$967	$1,032	$1,874	$2,342	$2,523	$2,611	$2,570	$2,277	$1,891	$1,474	$1,315	$1,058	$998
Gross Profit	—	—	—	—	—	—	—	—	—	$58	$148	$97	$716	$827	$1,425	$1,721	$1,809	$1,733	$1,607	$1,427	$1,208	$942	$872	$699	$725
Total Research & Development Expense	($64)	($72)	($68)	($57)	($61)	($63)	($66)	($74)	($75)	($107)	($94)	($86)	($46)	($37)	($38)	($33)	($31)	($30)	($30)	($30)	($30)	($30)	($31)	($31)	($31)
Total Sales & Marketing Expense	—	—	—	—	—	—	—	—	($8)	($16)	($37)	($53)	($77)	($140)	($200)	($235)	($251)	($299)	($266)	($217)	($187)	($147)	($142)	($118)	($119)
Total General & Administrative Expense	($43)	($32)	($40)	($40)	($35)	($35)	($36)	($38)	($25)	($38)	($39)	($51)	($77)	($77)	($145)	($165)	($168)	($181)	($180)	($153)	($131)	($107)	($97)	($81)	($76)
Earnings Before Interest and Taxes (“EBIT”) (1)	($107)	($104)	($108)	($97)	($96)	($98)	($102)	($111)	($109)	($103)	($23)	($93)	$516	$574	$1,043	$1,287	$1,358	$1,223	$1,131	$1,026	$860	$658	$602	$470	$499

(1)	“EBIT” is gross profit, less total research and development expense, less total sales and marketing expense, less total general and administrative expense.

In addition, at the direction of Company management, Centerview calculated, from the Forecasts, which were approved for use by the Company Board, and based on information and assumptions provided by Company management, unlevered free cash flow as set forth below, which has been reviewed and approved by Company management for use by Centerview in connection with its financial analyses and rendering the fairness opinion.

($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E
EBIT	($107)	($104)	($108)	($97)	($96)	($98)	($102)	($111)	($109)	($103)	($23)	($93)	$516	$574	$1,043	$1,287	$1,358	$1,223	$1,131	$1,026	$860	$658	$602	$470	$499
Less: Tax Expense (if Profitable) (1)	—	—	—	—	—	—	—	—	—	—	—	—	(108)	(121)	(219)	(270)	(285)	(257)	(238)	(216)	(181)	(138)	(126)	(99)	(105)
Plus: Depreciation & Amortization	12	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	3	3	3	3
Less: Capital Expenditures	(12)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(3)	(3)	(3)	(3)
Less: Change in Net Working Capital	—	—	—	—	—	—	—	—	—	(10)	(12)	3	(102)	(8)	(105)	(58)	(23)	(11)	5	37	48	52	20	32	8
Unlevered Free Cash Flow (2)	($107)	($104)	($108)	($97)	($96)	($98)	($102)	($111)	($109)	($112)	($35)	($89)	$306	$445	$719	$959	$1,050	$955	$899	$847	$728	$572	$496	$404	$402

(1)	Assumes tax rate of 21%.
(2)	“Unlevered Free Cash Flow” is EBIT less tax expense, plus depreciation and amortization, less capital expenditures, less changes in net working capital.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial Forecasts that were made available to the Company Board and/or Centerview and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that our directors or their advisors, or any other person, considered, or now considers, such financial forecasts to be material or to be necessarily predictive of actual future results, and these forecasts should not be relied upon as such. The Forecasts were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Forecasts are forward-looking statements.

The Forecasts contain non-GAAP financial measures including EBIT and Unlevered Free Cash Flow. The Company’s management included such measures in the Forecasts because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. EBIT and unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

No independent registered public accounting firm provided any assistance in preparing the Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled, or otherwise performed any procedures with respect to the Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Forecasts. The PricewaterhouseCoopers LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

By including the Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors, or representatives has made or makes any representation to any security holder regarding the information included in the Forecasts or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement, the CVR Agreement or otherwise, concerning the Forecasts.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

The Company’s actual future financial results may differ materially from those expressed or implied in the Forecasts due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the Forecasts necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, including with respect to future business initiatives and changes to the Company’s business model for which the Company has no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Forecasts also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the impact of legal proceedings, the effect of global economic conditions, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, and described under the section below entitled “Forward-Looking Statements”. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Forecasts were developed for the Company on a standalone basis without giving effect to the Transactions (including the Offer and the Merger), and therefore the Forecasts do not give effect to the Transactions (including the Offer and the Merger), or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions (including the Offer and the Merger), including potential cost synergies to be realized as a result of the Transactions (including the Offer and the Merger), or to any costs incurred in connection with the Transactions (including the Offer and the Merger). Furthermore, the Forecasts do not take into account the effect of any failure of the Transactions (including the Offer and the Merger) to be completed and should not be viewed as accurate or continuing in that context.

The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and the CVR Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule  14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company Board retained Centerview to act as its financial advisor in connection with the Offer and, in connection with such engagement, Centerview provided its opinion described in Item 4 under the heading “The Solicitation or Recommendation — Opinions of the Financial Advisors to the Company Board,” which is filed as Annex A to this Schedule 14D-9, and incorporated herein by reference. The Company Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s relationship and familiarity with the Company and its experience and expertise in biotechnology transactions. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $14.2 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $13.2 million of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of

Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts that are entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a) Golden Parachute Compensation.

The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Information Regarding Golden Parachute Compensation” as it related to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K is incorporated herein by reference.

(b) Appraisal Rights.

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger with respect to such tendered Shares. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, holders of Shares as of immediately prior to the Effective Time who have not properly tendered their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Acceptance Time) and who have not otherwise waived appraisal rights and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to seek appraisal of his, her or its Shares and to receive payment in cash for the fair value of his, her or its Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery (the “Delaware Court”), together with interest, if any, to be paid upon the amount determined to be the fair value of such Shares. These rights are known as appraisal rights under Delaware law. The “fair value” of such Shares as determined by the Delaware Court may be greater than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent to the Offer Price).

The following is a brief summary of the appraisal rights of stockholders under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h)

of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the Delaware Code Online (available at http://delcode.delaware.gov/title8/c001/sc09/index.html#262). This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. In the event of any inconsistency between the information contained in this summary and the actual text of Section 262 of the DGCL, the actual text of Section 262 of the DGCL controls. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares unless otherwise expressly noted herein, and all such references to a “beneficial owner” mean a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person unless otherwise expressly noted herein. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights, or preserve the ability to do so, should review carefully Section 262 of the DGCL, since failure to comply with the procedures of the statute will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners are urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. THE COMPANY BOARD HAS FIXED OCTOBER 28, 2022 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the Expiration Time, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about October 31, 2022), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of such stockholder or beneficial owner and that such stockholder or beneficial owner is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer;

•	continuously hold of record or beneficially own, as applicable, the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the closing of the Merger (as required by Section 262(d)(2) of the DGCL), Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time of the Merger to all persons who have demanded appraisal (in accordance with the first bullet above). If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder or Beneficial Owner

All written demands for appraisal should be addressed to Akouos, Inc., Attention: Secretary, 645 Summer Street, Suite 200, Boston, Massachusetts 02210. The written demand for appraisal must be executed by or for the stockholder of record or beneficial owner, as applicable, and must reasonably inform the Company of the identity of the stockholder of record or beneficial owner, as applicable, and that such stockholder or beneficial owner intends thereby to demand appraisal of his, her or its Shares. In addition, in the case of a demand for appraisal made by a beneficial owner, the demand must also reasonably identify the holder of record of the Shares for which the demand is made, be accompanied by documentary evidence of the beneficial owner’s ownership of stock (such as a brokerage or securities account statement containing such information or a letter from the broker or other record holder of such Shares confirming such information) and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the verified list required by subsection (f) of Section 262 (discussed further below). If the Shares are owned of record or beneficially in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record or beneficially by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record or beneficial owners. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record or beneficial owner; however, such agent must identify the record or beneficial owner or owners and expressly disclose in such demand that the agent is acting as agent for the record or beneficial owner or owners of such Shares, as applicable.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any stockholder or beneficial owner who has demanded appraisal of such person’s Shares and otherwise complied with Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all persons entitled to appraisal. If the petition is filed by a stockholder or beneficial owner, a copy of such petition must be served on the Surviving Corporation. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation, and has no present intention, to file a petition, and stockholders and beneficial owners should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders or beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such stockholder or beneficial owner of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List. The costs relating to these notices will be borne by the Surviving Corporation.

After such notice as required by the Delaware Court, the Delaware Court is empowered to conduct a hearing on the petition to determine those persons who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the persons who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Because immediately before the Merger the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

After the Delaware Court determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. The Supreme Court of Delaware has recently indicated that transaction price is one of the relevant factors the Delaware Court may consider in determining fair value and that absent deficiencies in the sale process, the transaction process should be given “considerable weight.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a

“narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders and beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Delaware Court may order. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any person who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any person who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or otherwise loses such person’s right to appraisal, such person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder in cash, without interest, subject to any withholding taxes required by applicable law. A person will fail to perfect, or effectively lose, their right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time. In addition, any person who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such person’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which may be accessed without subscription or cost at the Delaware Code Online (available at http://delcode.delaware.gov/title8/c001/sc09/index.html#262). The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c) Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person who, together with such person’s affiliates or associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the Tender and Support Agreements and the Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, the Company and the Company Board will use reasonable best efforts to grant such approvals and take such actions as are necessary, at Parent’s request, so that the Offer and the Merger may be consummated on the terms contemplated by the Merger Agreement. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

(d) Regulatory Approvals.

Under the HSR Act and the rules and regulations promulgated thereunder, certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, cannot be consummated until, among other things, notifications have been submitted to the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been observed.

Parent and the Company filed their respective Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division on October 25, 2022 initiating a 30-day waiting period. If the 30-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m., Eastern Time, of the next day that is not a Saturday, Sunday or federal holiday. During the 30-day waiting period, the FTC or the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information and Documentary Materials (a “Second Request”) to each party. Alternatively, to provide the FTC or Antitrust Division with additional time to review the proposed transactions, the parties may withdraw and refile their HSR Notification Forms, following a procedure established pursuant to 16 CFR 803.12(c), starting a new 30-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer would be extended to 11:59 p.m., Eastern Time, on the 30th day after certification of substantial compliance with such Second Requests by both parties (however, the parties could agree with the FTC or DOJ not to consummate the acquisition for some period of time after the waiting period expires). As a practical matter, if such Second Requests were issued, it could take a significant period of time to achieve substantial compliance with such Second Requests, which could delay the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require Parent or the Company to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages.

Neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

(e) Merger without a Vote.

If the Offer is consummated, we will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of Company stockholders in accordance with Section 251(h) of the DGCL.

(f) Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Quarterly Reports on Form 10-Q for the three months ended March 31, 2022 and June 30, 2022, respectively, each of which has been filed with the SEC.

(g) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectations of the Company and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding: the proposed acquisition of the Company; prospective performance, future plans, events, expectations, objectives and opportunities and the outlook for the Company’s business; potential contingent consideration amounts and terms; the commercial success of the Company’s product candidates and ongoing clinical and preclinical development; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the proposed acquisition of the Company; prospective benefits of the proposed acquisition of the Company; the expected timing of the completion of the proposed acquisition of the Company; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties including, among others, uncertainties as to the timing of the Offer and the completion of the proposed acquisition of the Company; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the possibility that various closing conditions for the proposed acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effects of the proposed acquisition (or the announcement thereof) on the trading price of the Common Stock; relationships with associates, customers, other business partners and key third parties, or governmental entities; transaction costs; risks that the proposed acquisition disrupts current plans and operations of the Company or adversely affects employee retention; the risk that the proposed acquisition of the Company will divert management’s attention from ongoing business operations; changes in the Company’s businesses during the period between announcement and closing of the proposed acquisition; any legal proceedings that may be instituted related to the proposed acquisition; and other risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected or anticipated in these forward-looking statements.

Any forward-looking statements made by the Company in this filing speak only as of the date hereof. Factors or events that could cause actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 31, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Eli Lilly and Company and Kearny Acquisition Corporation filed with the Securities and Exchange Commission on October 31, 2022 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, as published in The Wall Street Journal on October 31, 2022 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Notice to Equity Award Holders, dated October 31, 2022.

(a)(5)(A)	Joint Press Release, dated October 18, 2022, issued by Akouos, Inc. and Eli Lilly and Company (incorporated by reference to Exhibit 99.1 on the Current Report on Form 8-K filed by Akouos, Inc. on October 18, 2022 (File No. 001-39343)).

(a)(5)(B)	Fairness Opinion, dated October 17, 2022, of Centerview Partners LLC (attached to this Schedule 14D-9 as Annex A).

(a)(5)(C)	Email from Emmanuel Simons, Ph.D., M.B.A., President and Chief Executive Officer of the Company, sent to the Company’s employees, dated October 18, 2022 (incorporated by reference to Exhibit 99.2 on the Schedule 14D-9C filed by Akouos, Inc. on October 18, 2022 (File No. 005-91555)).

(a)(5)(D)	Email to Partners, dated October 18, 2022 (incorporated by reference to Exhibit 99.3 on the Schedule 14D-9C filed by Akouos, Inc. on October 18, 2022 (File No. 005-91555)).

(a)(5)(E)	Email to Advocacy Groups, dated October 18, 2022 (incorporated by reference to Exhibit 99.4 on the Schedule 14D-9C filed by Akouos, Inc. on October 18, 2022 (File No. 005-91555)).

(a)(5)(F)	Email to Clinical Trial Investigators, dated October 18, 2022 (incorporated by reference to Exhibit 99.5 on the Schedule 14D-9C filed by Akouos, Inc. on October 18, 2022 (File No. 005-91555)).

(e)(1)	Agreement and Plan of Merger, dated as of October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation and Akouos, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by the Akouos, Inc. on October 18, 2022 (File No. 001-39343)).

(e)(2)	Tender and Support Agreement, dated as of October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation and Emmanuel Simons (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Akouos, Inc. on October 18, 2022 (File No. 001-39343)).

(e)(3)	Tender and Support Agreement, dated as of October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation 5AM Ventures V, L.P. and 5AM Opportunities I, L.P. (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Akouos, Inc. on October 18, 2022 (File No. 001-39343)).

(e)(4)	Tender and Support Agreement, dated as of October 17, 2022, by and among Eli Lilly and Company, Kearny Acquisition Corporation New Enterprise Associates 16, L.P. and NEA Ventures 2018, L.P. (incorporated by reference to Exhibit 2.4 of the Current Report on Form 8-K filed by Akouos, Inc. on October 18, 2022 (File No. 001-39343)).

(e)(5)	Form of Contingent Value Rights Agreement, by and among Eli Lilly and Company, Kearny Acquisition Corporation and a rights agent selected by Eli Lilly and Company and reasonably acceptable to Akouos, Inc. (incorporated by reference to Exhibit 2.5 of the Current Report on Form 8-K filed by Akouos, Inc. on October 18, 2022) (File No. 001-39343).

(e)(6)	Amended and Restated Confidentiality Agreement, dated as of June 16, 2022, by and between the Akouos, Inc. and Eli Lilly and Company (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(7)	Restated Certificate of Incorporation of Akouos, Inc. (incorporated by reference to Exhibit 3.1 of the Annual Report on Form 10-K filed by Akouos, Inc. on March 29, 2022 (File No. 001-39343)).

(e)(8)	Amended and Restated Bylaws of Akouos, Inc. (incorporated by reference to Exhibit 3.2 of the Annual Report on Form 10-K filed by Akouos, Inc. on March 29, 2022 (File No. 001-39343)).

(e)(9)	Form of Indemnification Agreement between Akouos, Inc. and each of its executive officers and directors (incorporated by reference to Exhibit 10.14 of the Annual Report on Form 10-K filed by Akouos, Inc. on March 29, 2022 (File No. 001-39343)).

(e)(10)	2016 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 of the Annual Report on Form 10-K filed by Akouos, Inc. on March 29, 2022 (File No. 001-39343)).

(e)(11)	2020 Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibits 10.7, 10.8, 10.9 and 10.10 of the Annual Report on Form 10-K filed by Akouos, Inc. on March 29, 2022 (File No. 001-39343)).

(e)(12)	2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 of the Annual Report on Form 10-K filed by Akouos, Inc. on March 29, 2022 (File No. 001-39343)).

(e)(13)	Letter Agreement, dated as of June 3, 2020, between Akouos, Inc. and Emmanuel Simons (incorporated by reference to Exhibit 10.18 of the Annual Report on Form 10-K filed by Akouos, Inc. on March 29, 2022 (File No. 001-39343)).

(e)(14)	Employment Agreement, dated as of August 12, 2021, between Akouos, Inc. and Jennifer Wellman (incorporated by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed by Akouos, Inc. on March 29, 2022 (File No. 001-39343)).

(e)(15)	Employment Agreement, dated as of August 12, 2021, between Akouos, Inc. and Michael McKenna (incorporated by reference to Exhibit 10.21 of the Annual Report on Form 10-K filed by Akouos, Inc. on March 29, 2022 (File No. 001-39343)).

(e)(16)	Summary of Amended and Restated Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by Akouos, Inc. on May 12, 2022 (File No. 001-39343)).

Annex A — Fairness Opinion, dated October 17, 2022, of Centerview Partners LLC to the Board of Directors of Akouos, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2022	Akouos, Inc.

	By:	/s/ Emmanuel Simons
Name: Emmanuel Simons
Title: President and Chief Executive Officer

Annex A

Opinion of Centerview Partners LLC

Centerview Partners LLC
31 West 52nd Street
New York, NY 10019

October 17, 2022

The Board of Directors

Akouos, Inc.

645 Summer Street

Suite 200

Boston, MA 02210

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Akouos, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) among Eli Lilly and Company, an Indiana corporation (“Parent”), Kearny Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) in exchange for consideration consisting of (a) $12.50 per Share, net to the seller in cash without interest (the “Closing Amount”) and (b) one contingent value right per Share (a “CVR”) representing the right to receive the Milestone Payments (as such term is used in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), if any, at the time provided for in the CVR Agreement (the Closing Amount, taken together (and not separately) with one CVR, the “Consideration”), for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares that are held in the treasury of the Company or owned by the Company, (ii) Shares owned by Parent, Purchaser or any direct or indirect subsidiary of Parent or Purchaser and (iii) any Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement. We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction for purposes of undertaking a fairness evaluation with respect to the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory services to Parent or Purchaser, and we have not received any compensation from Parent or Purchaser during such period. We may provide financial advisory and other services to or with respect to the Company, Parent, or their respective affiliates, in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated October 17, 2022, and a form of CVR Agreement dated October 17, 2022 attached thereto (collectively, the “Draft Agreements”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2021 and December 31, 2020; (iii) the Registration Statement on Form S-1 of the Company (as amended); (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (v) certain publicly available research analyst reports for the Company; (vi) certain other communications from the Company to its stockholders; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and the final executed CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

Centerview Partners LLC